Exhibit 2.2

CONFIDENTIAL TREATMENT

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CUBIST PHARMACEUTICALS, INC.,

SD ACQUISITION CORPORATION,

CALIXA THERAPEUTICS INC.,

and

THE MEMBERS OF THE

STOCKHOLDERS’ COMMITTEE

December 12, 2009

*Confidential Treatment Requested.  Omitted portions filed with the Securities and Exchange Commission (the “Commission”).

LIST OF EXHIBITS AND SCHEDULES

Exhibit A	Definitions

Exhibit B	Form of Certificate of Merger

Exhibit C	Form of Payment Agent Agreement

Exhibit D	Form of Escrow Agreement

Exhibit E	Form of Letter of Transmittal

Exhibit F	Form of Press Release

Exhibit G	Description of CXA-101

Exhibit H	Description of CXA-201

Exhibit I	Consultants

Target Disclosure Schedules

Acquiror Disclosure Schedules

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 12, 2009 (the “Agreement Date”) by and among Cubist Pharmaceuticals, Inc., a Delaware corporation (“Acquiror”), SD Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Acquiror (“Merger Sub”), Calixa Therapeutics Inc., a Delaware corporation (“Target”), and Eckard Weber and Dennis Podlesak, as the members of the Stockholders’ Committee (solely for purposes of Section 8, and as defined by Section 8.3(a) herein).  Acquiror, Merger Sub and Target may be referred to herein individually as a “Party”, and collectively as the “Parties”.  Capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Exhibit A of this Agreement or, if applicable, as provided in the text of this Agreement.

RECITALS

A.            The Boards of Directors of Target, Acquiror and Merger Sub each has declared the advisability of the combination of Target and Merger Sub into a single company through the statutory merger of Merger Sub with and into Target (the “Merger”) and, in furtherance thereof, have approved this Agreement and the Merger.

B.            In connection with the Merger, the outstanding shares of Target’s capital stock will be converted into the right to receive the cash amount and contingent payments, if any, described in this Agreement.

C.            Acquiror, Target and the members of the Stockholders’ Committee will enter into an Escrow Agreement (defined below) to be executed and delivered in accordance with Section 5.8.

D.            Target, Acquiror and Merger Sub desire to make certain representations and warranties and enter into certain covenants in connection with the Merger.

NOW, THEREFORE, in consideration of the covenants, representations and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.             The Merger.

1.1           The Merger.  At the Effective Time and upon the terms and subject to the conditions set forth in this Agreement, in the Certificate of Merger filed pursuant to Section 1.2 and in the applicable provisions of the Delaware General Corporation Law (“Delaware Law”), Merger Sub shall be merged with and into Target, the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

1.2           Closing; Effective Time.  The consummation of the Merger (the “Closing”) shall take place as soon as practicable, but no later than two Business Days, after the satisfaction or waiver of the last of the conditions set forth in Section 6 to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), or at such other time as the Parties agree (the actual date on which the Closing takes place being the “Closing Date”).  The Closing shall take place at the offices of Reed Smith LLP at 2500 One Liberty Place, Philadelphia, PA 19103 or at such other location as the Parties agree.  In connection with the Closing, Target shall cause the Merger to be made effective by filing the Certificate of Merger in substantially the form attached hereto as Exhibit B (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing being the “Effective Time”).

1.3           Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger as filed pursuant to Section 1.2 and the applicable provisions of Delaware Law.

1.4           Certificate of Incorporation; Bylaws.  Unless otherwise agreed to by Acquiror and Target prior to the Closing, at the Effective Time:

(a)           the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law; provided, however, that Article I of the certificate of incorporation of the Surviving Corporation shall be amended to read as follows:  “The name of the corporation is Calixa Therapeutics Inc.”; and

(b)           the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended.

1.5           Directors and Officers.  At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, to serve until their respective successors are duly elected or appointed and qualified.

1.6           Closing Payments.  At the Effective Time, Acquiror shall deliver an amount equal to the Upfront Payment to Wells Fargo Bank, N.A. (the “Payment Agent”) and the Payment Agent shall, at or as soon as reasonably practicable after the Effective Time, subject to and in accordance with the provisions of Section 1.6 hereof and a Payment Agent Agreement in the form of Exhibit C (the “Payment Agent Agreement”) (with such additional revisions, prior to the Closing, as Acquiror and the Stockholders’ Committee may mutually agree after consultation with the Payment Agent), pay and distribute the Upfront Payment as follows:

(a)           One Hundred Thousand Dollars ($100,000) (the “Committee Reimbursement Amount”) shall be deposited with the Stockholders’ Committee, to be held by the Stockholders’ Committee for the payment of expenses incurred by the Stockholders’ Committee in performing its duties pursuant to this Agreement and the Escrow Agreement;

(b)           The Escrow Contribution Amount shall be deposited with Wells Fargo Bank, N.A. (the “Escrow Agent”) to be held on behalf of the Former Holders pursuant to

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

an Escrow Agreement in the form of the attached Exhibit D (the “Escrow Agreement”) (with such additional revisions, prior to the Closing, as Acquiror and the Stockholders’ Committee may mutually agree after consultation with the Escrow Agent); and

(c)           The Net Upfront Payment shall be paid in respect of all of the shares of Target Capital Stock, the Target Options and the Target Warrants outstanding immediately prior to the Effective Time pursuant to the terms of this Agreement and the Payment Agent Agreement.

1.7           Determining Closing Adjustment Amount.

(a)           Target Determination.  On the Business Day immediately prior to the Closing Date, the Target’s Chief Financial Officer shall deliver to Acquiror a certificate setting forth:

(i)            Target’s good faith estimate of the Closing Cash Balance (the “Estimated Closing Cash Balance”)

(ii)           Target’s good faith estimate of the Closing Debt (the “Estimated Closing Debt”);

(iii)          Target’s good faith estimate of the Closing Liabilities (the “Estimated Closing Liabilities”);

(iv)          Target’s good faith estimate of the Closing Tax Liabilities (the “Estimated Closing Tax Liabilities”);

(v)           Target’s good faith estimate of the Target Lease Liabilities (the “Estimated Target Lease Liabilities”);

(vi)          Target’s good faith estimate of the Transactional Expenses (the “Estimated Transactional Expenses”);

(vii)         Target’s good faith estimate of the Target Severance (the “Estimated Target Severance”); and

(viii)        the amount, which amount may be a positive or negative number (the “Estimated Closing Adjustment Amount”), equal to the Estimated Closing Cash Balance, minus the Estimated Closing Debt, Liability & Expense Amount;

all in reasonable detail together with appropriate backup documentation (including final invoices and pay-off letters with respect to the Transactional Expenses and Closing Debt and depositary account statements reflecting the cash and cash equivalents of Target, net of outstanding checks, as of the date of such certificate) to support such estimates and calculations (collectively, the “Target Determination”).

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

(b)           Post-Closing Adjustment. Within 90 days following the Closing Date, the Acquiror’s Chief Financial Officer may, at Acquiror’s sole discretion, deliver to the Stockholders’ Committee a certificate setting forth:

(i)            Acquiror’s good faith determination of the Closing Cash Balance;

(ii)           Acquiror’s good faith determination of the Closing Debt;

(iii)          Acquiror’s good faith determination of the Closing Liabilities;

(iv)          Acquiror’s good faith determination of the Closing Tax Liabilities;

(v)           Acquiror’s good faith determination of the Target Lease Liabilities;

(vi)          Acquiror’s good faith determination of the Transactional Expenses;

(vii)         Acquiror’s good faith determination of the Target Severance; and

(viii)        the amount, which amount may be a positive or negative number (the “Closing Adjustment Amount”), equal to the Closing Cash Balance, minus the Closing Debt, Liability & Expense Amount;

all in reasonable detail together with appropriate backup documentation to support such determinations (collectively, the “Acquiror Determination”).

(c)           After the delivery of the Acquiror Determination, if any, Acquiror shall, and shall cause the Surviving Corporation to, cooperate with the Stockholders’ Committee during customary business hours upon reasonable prior notice in connection with its review of the Acquiror Determination. The Stockholders’ Committee may dispute any amounts reflected on the Acquiror Determination by notifying Acquiror in writing of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within 30 days after the Stockholders’ Committee’s receipt of the Acquiror Determination.  If the Stockholders’ Committee delivers a notice of dispute within such 30-day period, the Stockholders’ Committee and Acquiror shall, during the 30 days following such delivery, each use good faith efforts to reach agreement on the disputed items or amounts in order to finally determine the Closing Adjustment Amount.  If the Stockholders’ Committee and Acquiror are unable to reach agreement concerning the Closing Adjustment Amount during such 30-day period, they shall promptly thereafter submit the dispute to the Accounting Referee for resolution pursuant to Section 1.8.

(d)           The Closing Adjustment Amount shall be deemed conclusively determined for purposes of this Agreement upon the earlier to occur of (x) the failure of the

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

Stockholders’ Committee to notify Acquiror of a dispute within 30 days of the Stockholders’ Committee’s receipt of the Acquiror Determination, (y) the written resolution of all disputes pursuant to Section 1.7(c) above by Acquiror and the Stockholders’ Committee, and (z) the resolution of all disputes by the Accounting Referee pursuant to Section 1.8.  If the Closing Adjustment Amount is less than the Estimated Closing Adjustment Amount, Acquiror shall be entitled to receive within three Business Days of such conclusive determination from the Escrow Fund an amount equal to the absolute value of the difference between the Closing Adjustment Amount and the Estimated Closing Adjustment Amount.

1.8           Adjustment Dispute Resolution.  If the Stockholders’ Committee and Acquiror are unable to reach agreement concerning the Closing Adjustment Amount pursuant to Section 1.7(d), they shall submit such dispute to a nationally recognized independent accounting expert, mutually acceptable to Acquiror and the Stockholders’ Committee, which is not the auditor of Acquiror, the Target or any of their respective Affiliates (the “Accounting Referee”) for resolution pursuant to this Section 1.8 and instruct the Accounting Referee to review the disputed items or amounts for the purpose of final determination of the Closing Adjustment Amount. In making such determination and calculations, the Accounting Referee shall consider only those items or amounts in the Closing Adjustment Amount or in the Acquiror Determination as to which Acquiror and the Stockholders’ Committee have disagreed in writing.  Acquiror and the Stockholders’ Committee shall instruct the Accounting Referee to use its reasonable best efforts to deliver to the Stockholders’ Committee and Acquiror as promptly as practicable (but in no event later than 30 days after submission of the dispute to the Accounting Referee) a report setting forth the Accounting Referee’s calculation of the disputed amounts.  Such report shall be final and binding upon the Stockholders’ Committee, Acquiror and the Surviving Corporation, and the resulting calculation of the Closing Adjustment Amount shall be final for all purposes of this Agreement.  The fees, costs and expenses of the Accounting Referee shall be borne (i) by Acquiror if the aggregate difference between the finally determined Closing Adjustment Amount and Acquiror’s calculation of such amount at the time the disagreement(s) were submitted to the Accounting Referee is greater than the aggregate difference between the finally determined Closing Adjustment Amount and the Stockholders’ Committee’s calculation of such amount at the time the disagreement(s) were submitted to the Accounting Referee, (ii) by the Stockholders’ Committee if the aggregate difference between the finally determined Closing Adjustment Amount and the Stockholders’ Committee’s calculation of such amount at the time the disagreement(s) were submitted to the Accounting Referee is greater than the aggregate difference between the finally determined Closing Adjustment Amount and Acquiror’s calculation of such amount at the time the disagreement(s) were submitted to the Accounting Referee, and (iii) in any other case, one-half by Acquiror and one-half by the Stockholders’ Committee.

1.9           Effect on Capital Stock.  Subject to Section 1.6, at the Effective Time, by virtue of the Merger and without any further action on the part of Acquiror, Merger Sub, Target, the Stockholders’ Committee or the holders of any of the securities identified below:

(a)           each share of Common Stock and Series A Preferred Stock, issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares) shall be converted into the right to receive (without interest) an amount of cash equal to:  (i) the Upfront Per Share Price; plus (ii) any cash disbursements required to be made from the Escrow Fund with

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

respect to each such share to the Former Holders thereof in accordance with the terms of the Escrow Agreement, such amount initially equal to the Per Share Escrow Amount, as and when such disbursements are required to be made; plus (iii) any cash disbursements required to be made from the Committee Reimbursement Amount with respect to such share of Target Capital Stock to the Former Holders thereof pursuant to the terms hereof, plus (iv) a right to receive a portion of the Contingent Payments, if any, under Section 9;

(b)           each share of Target Capital Stock that is owned by Target as treasury stock, or by Acquiror or Merger Sub, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(c)           each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

The amount of cash, if any, that each Former Holder of Target is entitled to receive for the shares of Target Capital Stock held by such Former Holder and/or Target Options or Target Warrants held by such Former Holder (as provided in Section 1.14) shall be rounded to the nearest cent (with $0.005 being rounded upward) and computed after aggregating the cash amounts payable for all shares of each class and series of Target Capital Stock, Target Options and Target Warrants held by such Former Holder.

1.10         Cancellation and Surrender of Certificates.

(a)           No Further Rights as Target’s stockholders.  At the Effective Time, all shares of Target Capital Stock, all Target Options and all Target Warrants outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no holder of record of a certificate that immediately prior to the Effective Time represented outstanding shares of Target Capital Stock (a “Certificate”) or any Target Option or Target Warrant shall have any rights as a stockholder, optionholder or warrantholder, as the case may be, of Target or the Surviving Corporation.

(b)           Exchange Procedures.  Prior to the Effective Time, Acquiror will cause the Payment Agent to distribute, by electronic mail to each record holder of Certificates (other than Dissenting Shares), Target Options and Target Warrants, a letter of transmittal in the form attached hereto as Exhibit E (the “Letter of Transmittal”).  Upon surrender of a Certificate (in the case of Target Capital Stock) or original option agreement (in the case of Target Options) or an original warrant (in the case of Target Warrants), for cancellation, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, provided that the Effective Time has occurred and the transactions contemplated hereunder, including the Merger, have been consummated, (i) the holder of such Certificate, Target Option or Target Warrant, as the case may be, shall be entitled to receive in exchange therefor an amount equal to the share of the Merger Consideration which such holder has the right to receive pursuant to Section 1.9(a), Section 1.14(a) or Section 1.14(b) as applicable, payable in cash in the amounts set forth therein without any interest thereon, and (ii) all Certificates, original option agreements and original warrants so surrendered shall forthwith be canceled.  The Payment

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

Agent shall, no later than two Business Days after the later of (x) the Effective Time or (y) the receipt of each properly surrendered Certificate, option agreement or warrant, cause the payment described in the preceding sentence (not including any amounts covered by clauses (ii)-(iv) of Sections 1.9(a), 1.14(a) and 1.14(b)) to be made to such Former Holder so surrendering by wire transfer of immediately available funds to the account designated by such Former Holder in the Letter of Transmittal delivered with such Certificate, original option agreements and original warrants, or, by check (in which case payment shall be made no later than three Business Days after receipt of each properly surrendered Certificate, option agreement or warrant) sent to the address designated by such holder in the Letter of Transmittal delivered with such Certificate, original option agreements and original warrants.  Until so surrendered, each outstanding Certificate, original option agreement and original warrant that prior to the Effective Time represented shares of Target Capital Stock (other than Dissenting Shares) will be deemed from and after the Effective Time, for all purposes, to evidence the right to receive the payments provided, as applicable, in Sections 1.9(a), 1.14(a) and 1.14(b).  After the surrender and payment described in the preceding sentence, each Former Holder shall remain entitled to receive, as applicable, additional cash distributions of the amounts covered by clauses (ii)-(iv) of Sections 1.9(a), 1.14(a) and 1.14(b).  If, after the Effective Time, any Certificate is presented to the Surviving Corporation or Acquiror, it shall be cancelled and exchanged as provided in this Section 1.10.

(c)           Transfers of Ownership.

(i)            At the Effective Time, the stock transfer books of Target shall be closed, and there shall thereafter be no further registration of transfers of shares of Target Capital Stock, Target Options or Target Warrants outstanding immediately prior to the Effective Time on the records of Target.

(ii)           The right of each Former Holder to receive the portion of the Merger Consideration, if any, to which such Former Holder is entitled pursuant to this Agreement upon consummation of the Merger: (i) shall be personal to such Former Holder; (ii) shall not be transferable by such Former Holder or any person claiming under such Former Holder, whether by sale, assignment, pledge or otherwise, except as set forth below in this Section 1.10(c)(ii) and any other purported transfer shall be void and of no force or effect; (iii) shall not constitute or represent any equity or ownership interest in Acquiror or the Surviving Corporation; and (iv) shall not entitle such Former Holder to any voting or dividend rights, rights to any other distributions or other rights common to stockholders of the Surviving Corporation or Acquiror.  Notwithstanding the foregoing, this Agreement shall not restrict any Former Holder from transferring such Former Holder’s right to receive the portion of the Merger Consideration, if any, to which such Former Holder is entitled pursuant to this Agreement upon consummation of the Merger (A) to other entities controlled by such Former Holder, (B) in the case of any Former Holder that is a corporation, general partnership, limited partnership, limited liability company or venture capital firm, to such Former Holder’s stockholders, partners, members or other holders of equity securities in such Former Holder, as applicable, (C) in connection with tax, estate or financial planning, (D) upon the death of such Former Holder or (E) by operation of law, provided that, (1) such Former Holder (or in the event of death, if applicable, such Former Holder’s executor or legal representative) provides to Acquiror and the Stockholders’ Committee prompt written notice of such transfer, which written notice shall be given in accordance with the

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

provisions of Section 10.1 hereof and shall set forth the name and address of each transferee, (2) such Former Holder does not receive any consideration in connection with such transfer and (3) any such permitted transferee agrees to assume all of the obligations of such Former Holder under this Agreement to the extent such obligations are applicable to the portion of the Merger Consideration so transferred to such permitted transferee.  Additionally, each Former Holder that is an entity may transfer its right to receive that portion of the Merger Consideration to which such Former Holder is entitled pursuant to this Agreement in connection with the sale of all or substantially all of the assets or capital stock (or other equity securities) of such Former Holder, or any merger, consolidation, business combination, recapitalization or similar transaction involving such Former Holder in which such Former Holder’s stockholders or other equity owners would cease to own 50% or more of the capital stock (or other equity securities) of such Former Holder.  Subsequent transfers by any such transferee of the right to receive a portion of the Merger Consideration shall also be made pursuant to, and in accordance with, all of the provisions of this Section 1.10(c)(ii) to the same extent as if each such transferee were a Former Holder.  Notwithstanding any other provision of this Agreement, where a provision in this Agreement refers to the payment of any portion of the Merger Consideration to a Former Holder, the term Former Holder shall be deemed to include any transferees of such Former Holder, as permitted pursuant to this Section 1.10(c)(ii).

(d)           No Liability.  Notwithstanding anything to the contrary in this Section 1.10, neither Acquiror nor the Surviving Corporation or any other party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property law, escheat law or similar law.

(e)           Withholding Rights.  Each of the Acquiror and Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Former Holder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax law.  To the extent that amounts are so withheld by the Acquiror or Surviving Corporation, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Former Holder in respect of which such deduction and withholding was made.  To the extent the Acquiror or the Surviving Corporation deducts and withholds any such amounts payable pursuant to this Agreement, the Acquiror or the Surviving Corporation, as the case may be, shall remit to the appropriate Taxing Authority all such amounts deducted and withheld.

1.11         Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, Acquiror shall pay to the record holder of such Certificate the consideration payable pursuant to Section 1.9, 1.14(a) or 1.14(b), as applicable, upon the making of an affidavit of that fact by such record holder; provided, however, that Acquiror may, in its discretion and as a condition precedent to the payment of such consideration, require such record holder to deliver an indemnification agreement in form and substance reasonably acceptable to Acquiror as indemnity against any claim that may be made against Acquiror or the Surviving Corporation with respect to such Certificate, original option agreement or original warrant.

1.12         Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, any Dissenting Share shall not be converted into the right to receive the consideration

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

to which the holder of such share (a “Dissenting Stockholder”) would be entitled pursuant to Section 1.9, but rather shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to Delaware Law.  If any Dissenting Stockholder fails to perfect such stockholder’s appraisal rights under Delaware Law or effectively withdraws or otherwise loses such rights with respect to any Dissenting Shares, such Dissenting Shares shall thereupon automatically be converted into the right to receive the consideration referred to in Section 1.9, without any interest thereon, pursuant to the exchange procedures set forth in Section 1.10.  Target shall give Acquiror (a) prompt notice of any demand for payment of the fair value of any shares of Target Capital Stock or any attempted withdrawal of any such demand for payment and any other instrument served pursuant to Delaware Law and received by Target relating to any stockholder’s appraisal rights, and (b) the opportunity to participate in all negotiations and proceedings with respect to any such demands for payment under Delaware Law.  Target shall cooperate with Acquiror concerning, and shall not make any payment with respect to any demands for the appraisal of shares of Target Capital Stock, or settle or offer to settle any such demands, other than with the prior written consent of Acquiror, by operation of law or pursuant to a final order of a court of competent jurisdiction.

1.13         Taking of Further Action.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target and Merger Sub, Acquiror and the Surviving Corporation are fully authorized in their respective names to take, and will take, all such lawful and necessary or desirable action, so long as such action is not inconsistent with this Agreement.

1.14         Target Options;  and Target Warrants and Restricted Stock.

(a)           On or prior to the Effective Time, the board of directors of Target (or, if appropriate, any committee thereof administering the 2008 Stock Plan) shall adopt such resolutions or take such other actions as may be required to adjust the terms of all outstanding Target Options, whether vested or unvested, as necessary to provide that Target Options will become fully exercisable and may be exercised before the Effective Time at such applicable time or times as specified in the 2008 Stock Plan, and at the Effective Time, each Target Option outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall be canceled.  The Acquiror shall not assume any Target Options.  At the Effective Time, the former holder of any Target Options so canceled shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount, in cash equal to:  (i) the product of (a) the number of shares of Common Stock subject to such Target Option immediately prior to the Effective Time, multiplied by (b) the amount by which the Upfront Per Share Price exceeds the exercise price per share of Common Stock that is subject to such Target Option; plus (ii) any cash disbursements required to be made from the Escrow Fund with respect to such Target Option to the Former Optionholder thereof in accordance with the terms of the Escrow Agreement, such amount initially equal to the Per Share Escrow Amount, as and when such disbursements are required to be made; plus (iii) any cash disbursements required to be made from the Committee Reimbursement Amount with respect to such Target Options to the Former Optionholder pursuant to the terms hereof; plus (iv) a right to a portion of any Contingent Payments under Section 9.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

(b)           At the Effective Time, each Target Warrant outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall become fully exercisable and be canceled.  Acquiror shall not assume any Target Warrants. At the Effective Time, the former holder of a Target Warrant so canceled shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount, in cash, equal to:  (i) the product of (a) the number of shares of Target Capital Stock subject to such Target Warrant immediately prior to the Effective Time, multiplied by (b) the amount by which the Upfront Per Share Price exceeds the exercise price per share of Target Capital Stock that is subject to such Target Warrant; plus (ii) any cash disbursements required to be made from the Escrow Fund with respect to such Target Warrant to the Former Warrantholder thereof in accordance with the terms of the Escrow Agreement, such amount initially equal to the Per Share Escrow Amount, as and when such disbursements are required to be made; plus (iii) any cash disbursements required to be made from the Committee Reimbursement Amount with respect to such Target Warrants to the Former Warrantholder pursuant to the terms hereof; plus (iv) a right to a portion of any Contingent Payments under Section 9.

(c)           On or prior to the Effective Time, the board of directors of Target (or, if appropriate, any committee thereof) shall adopt such resolutions or take such other actions as may be required to adjust the terms of all outstanding shares of Common Stock as to which the Target retains at the Effective Time the right (whether generally or under specified conditions) to reacquire such shares at an amount equal to or less than their market value or which are otherwise subject to risks of forfeiture in favor of the Target (collectively, the “Restricted Stock”), whether vested or unvested, as necessary to provide that such Restricted Stock will become fully vested and no longer subject to any repurchase right on behalf of the Target, and at the Effective Time, each share of Restricted Stock outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall be canceled.  At the Effective Time, the former holder of any shares of Restricted Stock so canceled shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, Merger Consideration as set forth in Sections 1.10 and 9 hereof payable to holders of Common Stock.

1.15         Escrowed Funds.

(a)           Subject to the terms of this Section 1.15(a), Article 8 hereof and the Escrow Agreement, the Escrow Fund other than the Specified Tax Claim Escrow Amount shall be held until the date that is twelve (12) months after the Closing Date (the “First Escrow Release Date”) in order to ensure the satisfaction of indemnification claims made pursuant to Article 8 of this Agreement, except that all or any portion of the Escrow Fund may be released from such escrow prior to the First Escrow Release Date if Acquiror and the Stockholders’ Committee jointly agree to such release in accordance with the terms of the Escrow Agreement.  Promptly following the First Escrow Release Date, the Escrow Fund other than the Specified Tax Claim Escrow Amount shall be released to the Payment Agent pursuant to, and in accordance with, this Agreement, the Payment Agent Agreement and the Escrow Agreement, except for that amount required to be held pursuant to, and in accordance with, the provisions of the Escrow Agreement to satisfy any claims (whether or not disputed) by Acquiror for indemnification made on or prior to such date pursuant to Article 8 of this Agreement and that amount subject to claims of the Stockholders’ Committee for reimbursement of expenses

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

incurred by the Stockholders’ Committee in accordance with the provisions of Section 8.3(b) hereof or for indemnification of the Stockholders’ Committee in accordance with the provisions of Section 8.3(b) hereof.  The portion of the Escrow Fund released on the First Escrow Release Date shall be paid by the Payment Agent ratably to the Former Holders in the same proportion as the payment of the Upfront Payment to such persons in accordance with this Agreement.

(b)           Subject to the terms of this Section 1.15(b), Article 8 hereof and the Escrow Agreement, the Specified Tax Claim Escrow Amount shall be held until the date that is twenty four (24) months after the Closing Date (the “Final Escrow Release Date”) in order to ensure the satisfaction of indemnification claims made pursuant to Article 8 of this Agreement for Specified Tax Claims, except that all or any portion of the Specified Tax Claim Escrow Amount may be released from such escrow prior to the Final Escrow Release Date if Acquiror and the Stockholders’ Committee jointly agree to such release in accordance with the terms of the Escrow Agreement.  Promptly following the Final Escrow Release Date, the Specified Tax Claim Escrow Amount shall be released to the Payment Agent pursuant to, and in accordance with, this Agreement, the Payment Agent Agreement and the Escrow Agreement, except for that amount required to be held pursuant to, and in accordance with, the provisions the Escrow Agreement to satisfy any claims (whether or not disputed) by Acquiror for indemnification made on or prior to such date pursuant to Article 8 of this Agreement and that amount subject to claims of the Stockholders’ Committee for reimbursement of expenses incurred by the Stockholders’ Committee in accordance with the provisions of Section 8.3(b) hereof or for indemnification of the Stockholders’ Committee in accordance with the provisions of Section 8.3(b) hereof. The portion of the Escrow Fund released on the Final Escrow Release Date shall be paid by the Payment Agent ratably to the Former Holders in the same proportion as the payment of the Upfront Payment to such persons in accordance with this Agreement. This Section 1.15(b) shall not be applicable if before the first anniversary of the Closing Date Acquiror shall have made Specified Tax Claims in an aggregate amount equal to or greater than the Special Tax Claim Escrow Amount.

2.             Representations and Warranties of Target.  Target represents and warrants to Acquiror and the Merger Sub as of each of the Agreement Date and the Closing Date that, except as disclosed in the disclosure schedule of even date herewith delivered by Target to Acquiror with this Agreement and complying with the provisions of Section 10.2(a) (the “Target Disclosure Schedule”):

2.1           Organization, Standing and Power. Each of Target and its Subsidiaries is a corporation or a limited company duly organized, validly existing and in good standing, if applicable, under the laws of the jurisdiction of its formation.  Target and its Subsidiaries have the corporate or limited company power to own their properties and to carry on their business as currently being conducted (collectively, the “Current Target Business”).  Each of Target and its Subsidiaries is duly qualified to conduct business, and is in good standing (if such concept is applicable in the relevant jurisdiction), in each jurisdiction where such qualification is required, except where the failure to be so qualified would not reasonably be expected to be materially adverse to Target and its Subsidiaries, taken as a whole, or the Current Target Business.  Target has delivered, or made available for review in the Data Room, to Acquiror or its advisors true and correct copies of the certificate of incorporation and bylaws or other equivalent organizational documents, as applicable, of Target and each of its Subsidiaries.  The minute

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

books of Target and each of its Subsidiaries have been made available in the Data Room for review by Acquiror or its advisors and contain a materially complete and accurate summary of all meetings of directors and stockholders or actions by written consent since the time of incorporation of Target and each Subsidiary, respectively.  Target has no Subsidiaries, other than those listed in Section 2.1 of the Target Disclosure Schedule, and Target does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity other than as set forth on Section 2.1 of the Target Disclosure Schedule.

2.2           Authority.  Target has all requisite corporate power and authority to enter into this Agreement and, subject to receiving the Required Stockholder Vote, to consummate the transactions contemplated hereby, including the Merger.  The affirmative vote or consent of the holders of (a) a majority of the shares of Common Stock and Series A Preferred Stock (voting together as a single class on an as-converted basis) outstanding on the record date chosen for purposes of determining the stockholders of Target entitled to vote on the adoption of this Agreement and (b) sixty-six and two-thirds percent (66 2/3%) of the shares of Series A Preferred Stock (voting separately as a class) outstanding on the record date chosen for purposes of determining the stockholders of Target entitled to vote on the adoption of this Agreement and (c) sixty-six and two-thirds percent (66 2/3%) of the shares of Series A Preferred Stock (voting separately as a class) outstanding on the record date chosen for purposes of waiving the transactions, including the Merger, contemplated by this Agreement, as a “Liquidating Transaction” as defined in and pursuant to Article V, Section 2 of Target’s certificate of incorporation as in effect as of the Agreement Date are the only votes of the holders of any Target Capital Stock necessary under Delaware Law, Target’s certificate of incorporation and bylaws to approve this Agreement and the Merger (the “Required Stockholder Vote”).  The board of directors of Target has unanimously (a) adopted this Agreement and approved its execution and delivery and the performance by Target of its obligations under this Agreement, and the consummation of the Merger; and (b) declared the advisability of the Merger. This Agreement has been duly executed and delivered by Target and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, this Agreement constitutes a valid and binding obligation of Target, enforceable against Target in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

2.3           Noncontravention. Except as set forth in Section 2.3 of the Target Disclosure Schedule, neither the execution and delivery by Target of this Agreement, nor the consummation by Target of any of the transactions contemplated hereby, will:

(a)           conflict with or violate any provision of the certificate of incorporation or bylaws of Target;

(b)           require on the part of Target any registration, declaration or filing with, or any permit, order, authorization, consent or approval of, any Governmental Entity, except for (i)  any registration, declaration, filing, permit, order, authorization, consent or approval which if not made or obtained would not reasonably be expected to be materially

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

adverse to Target and its Subsidiaries, taken as a whole, or the Current Target Business, and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(c)           (i) in any material respect, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under any Material Contract, or (ii) create in any party any right to terminate or modify, in any material respect, any Material Contract, or (iii) require any notice, consent, approval or waiver under any Material Contract that is necessary for the consummation by Target of the Merger and the transactions contemplated under this Agreement, including, but not limited to, all consents, waivers, notices and approvals that are necessary or required on the part of Target in connection with, or as a result of, the Merger to preserve all of Target’s rights and benefits in its business, assets, properties, leases and Material Contracts following the Merger;

(d)           violate any order, writ, injunction or decree applicable to Target or any of its properties or assets, except for any violation that would not reasonably be expected to be materially adverse to Target and its Subsidiaries, taken as a whole, or the Current Target Business;

(e)           violate any statute, rule or regulation applicable to Target or its properties or assets, except for any violation that would not reasonably be expected to be materially adverse to Target and its Subsidiaries, taken as a whole, or the Current Target Business.

2.4           Governmental Authorizations.  Target and its Subsidiaries have obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity that is required for the operation by Target and its Subsidiaries of the Current Target Business, and all of such consents, licenses, permits, grants and authorizations obtained by Target or its Subsidiaries are in full force and effect.  Target and each of its Subsidiaries are in material compliance with all such consents, licenses, permits, grants and authorizations.

2.5           Financial Statements.

(a)           Attached as Section 2.5 of the Target Disclosure Schedule is a copy of each of (a) the audited consolidated balance sheets and related statements of operations and statements of cash flows of Target as of and for the fiscal year ended December 31, 2008, (b)  the audited consolidated balance sheets and related statements of operations and statements of cash flows of Target as of and for the period from July 11, 2007 (inception) to December 31, 2007, (c)(i) the unaudited consolidated balance sheet of Target as of September 30, 2009 together with all footnotes thereto, (ii) the unaudited consolidated statements of operations of Target for the nine-month periods ended September 30, 2009 and September 30, 2008 together with all footnotes thereto and (iii) the unaudited consolidated statements of cash flows of Target for the nine-month periods ended September 30, 2009 and September 30, 2008 and (d)(i) the unaudited consolidated balance sheet of Target as of November 30, 2009 (the “Target Balance Sheet”) and (ii) the unaudited consolidated statement of operations of Target for the eleven-month period ended November 30, 2009 (collectively, the “Target Financial Statements”).  The

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

Target Financial Statements fairly and accurately present, in all material respects and in accordance with GAAP, the financial condition of Target and its Subsidiaries as of the dates indicated therein and the operating results of Target and its Subsidiaries for the periods indicated therein, subject to normal year-end audit adjustments, the effect of which are not expected to be material in amount individually and in the aggregate, and, with respect to the unaudited consolidated balance sheet and statement of operations of Target  as of and for the ten-month period ended November 30, 2009, the absence of footnotes.  No financial statements of any person other than Target and its Subsidiaries listed on Section 2.1 of the Target Disclosure Schedule are required by GAAP to be included in the Target Financial Statements.  The Target Financial Statements were derived from the books and records of Target and its Subsidiaries, which books and records are maintained in all material respects in accordance with sound business practices.

(b)           The Monthly Financials, the Closing Balance Sheet and 2009 Unaudited Statements, if any, when delivered in accordance with Section 5.19 will fairly and accurately present, in all material respects and in accordance with GAAP, the financial condition of Target and its Subsidiaries as of the dates indicated therein and the operating results of Target and its Subsidiaries for the periods indicated therein, subject to normal year-end audit adjustments, the effect of which are not expected to be material in amount individually and in the aggregate, and the absence of footnotes. The Monthly Financials, the Closing Balance Sheet and the 2009 Unaudited Statements, if any, when delivered in accordance with Section 5.19, will include all financial statements of any person other than Target that are required by GAAP to be included in such financials.  The Monthly Financials, the Closing Balance Sheet and the 2009 Unaudited Statements, if any, will be derived from the books and records of Target and its Subsidiaries, which books and records will have been maintained in all material respects in accordance with sound business practices.

2.6           Capitalization; Shares and Stockholder Information.

(a)           Capitalization.  The authorized capital stock of Target consists of (i) 40,000,000 shares of Common Stock, of which there were issued and outstanding as of the close of business on the Agreement Date, 9,022,000 shares, and (ii) 28,669,726 shares of designated Series A Preferred Stock, of which as of the close of business on the Agreement Date, there were issued and outstanding, 27,752,294 shares of Series A Preferred Stock.  All outstanding shares of Common Stock and Series A Preferred Stock (i) are duly authorized, validly issued, fully paid and non-assessable, (ii) are free of any liens or encumbrances created by Target, and, to the Knowledge of Target, free of any liens or encumbrances created by or imposed upon the holders thereof, and (iii) were not issued in violation of any Applicable Laws, including securities laws, preemptive rights or rights of first refusal created by statute, the certificate of incorporation or bylaws of Target or any agreement to which Target is a party or by which it is bound.  As of the Agreement Date, there were 576,000 shares of Common Stock reserved for issuance under the 2008 Stock Plan, of which 547,838 shares of Common Stock were subject to outstanding options and 28,162 shares of Common Stock were reserved for future option grants. As of the Agreement Date, there were outstanding warrants to purchase 917,432 shares of Series A Preferred Stock at an exercise price of $1.09 per share.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

(b)           Target has delivered to Acquiror or its advisors (or made available in the Data Room) true and complete copies of the 2008 Stock Plan and each form of agreement evidencing each Target Option.  Except for the rights created pursuant to this Agreement and the options, warrants and other rights disclosed in the preceding sentences, in Section 2.6(a) or in Section 2.6(b) of the Target Disclosure Schedules, there are no options, warrants, calls, rights, commitments or agreements that are outstanding to which Target is a party or by which it is bound, obligating Target to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Target Capital Stock or obligating Target to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any option, warrant, call, right, commitment or agreement regarding shares of Target Capital Stock.  All shares of Common Stock issuable upon conversion of the outstanding shares of Series A Preferred Stock or upon exercise of the options described in this Section 2.6 will be, when issued pursuant to the respective terms of such Series A Preferred Stock or options, duly authorized, validly issued, fully paid and nonassessable.  Except as set forth in Section 2.6(b) of the Target Disclosure Schedule, there are no other contracts, commitments or agreements relating to the voting, purchase or sale of Target’s capital stock (a) between or among Target and any of its stockholders; and (b) to the Knowledge of Target, between or among any of Target’s stockholders.

(c)           Shares and Stockholder Information.  Section 2.6(c) of the Target Disclosure Schedule sets forth: (i) the name of each current stockholder of Target and the number of shares of Target Capital Stock that such current stockholder of Target holds of record; (ii) the name of each person who holds any option, warrant or other right to acquire shares of Target Capital Stock or other securities, the number and type of shares or securities subject to such option or right, the per-share exercise price payable therefor and, in the case of warrants, the amount of consideration to be payable upon exercise thereof; and (iii) to the Knowledge of Target, the address and state of residence of each such stockholder, optionholder, warrantholder or other securityholder.  Each share of Series A Preferred Stock is convertible into one share of Common Stock.

2.7           Absence of Certain Changes.  Except as set forth in Section 2.7(a) of the Target Disclosure Schedule, since the Target Balance Sheet Date, Target and its Subsidiaries have conducted their business in the ordinary course consistent with past practice, and there has not occurred any event that has had a Target Material Adverse Effect. Except as set forth in Section 2.7(b) of the Target Disclosure Schedule, between the Target Balance Sheet Date and the Agreement Date, there has not occurred (a) any acquisition, sale or transfer of any material asset of Target or its Subsidiaries other than in the ordinary course of business; (b) any amendment to the certificate of incorporation or bylaws or equivalent organizational documents of Target or its Subsidiaries; (c) any material increase in, or material modification of, the compensation or benefits payable by Target or its Subsidiaries to any of their respective employees, consultants, directors or executive officers; (d) any declaration, setting aside or payment of a dividend or other distribution with respect to shares of Target Capital Stock or otherwise other than the Permitted Dividend; (e) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting, either in any case or in the aggregate, the Current Target Business or any material asset of Target or its Subsidiaries; (f) any material loss of the services of any executive officer, key employee or key consultant; (g) issuance of any shares of the capital stock of Target or any redemption, purchase, or other acquisition by Target of any such

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

capital stock; (h) forgiveness or cancellation of any debts or claims by the Target or any intentional waivers of any material rights; (i) entry by Target into any transaction with any of its Affiliates; (j) incurrence or imposition of any lien or encumbrance on any of the material assets, tangible or intangible, of Target or any of its Subsidiaries, except for Permitted Encumbrances; (k) any adoption of any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of Target (other than in connection with the Merger); (l) any capital expenditures, capital additions or capital improvements, other than expenditures in the ordinary course of business; (m) any grant or payment of any severance or termination pay or benefits to any consultant or Employees of Target or its Subsidiaries, except for payments and benefits contractually required to be made pursuant to agreements existing as of the Target Balance Sheet Date and are disclosed on the Target Disclosure Schedule; or (n) any failure to make any payment with respect to any of Target’s accounts payable or its Indebtedness in a timely manner in accordance with their respective terms and consistent with past practice.

2.8           Absence of Undisclosed Liabilities; No Indebtedness.  Neither Target nor any of its Subsidiaries has any material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than: (a) those set forth or adequately provided for in Target Balance Sheet or in Section 2.8 of the Target Disclosure Schedule; (b) those not required to be reflected in the liabilities column of a balance sheet prepared in accordance with GAAP; (c) those incurred in the ordinary course of business since Target Balance Sheet Date; (d) those under or pursuant to any contract or agreement of Target that are to be performed or incurred after the Agreement Date; and (e) those incurred pursuant to or in connection with the execution, delivery or performance of this Agreement.  Neither Target nor its Subsidiaries have any outstanding indebtedness that if outstanding immediately prior to the Closing would constitute Closing Debt. There are no Transactional Expenses other than as set forth in the Target Determination.

2.9           Litigation; Orders.  There is no private or governmental action, suit, proceeding, litigation, arbitration or, to the Knowledge of Target, investigation, pending before any Governmental Entity or other person (or, to the Knowledge of Target, being overtly threatened) against Target or its Subsidiaries or, to the Knowledge of Target, against any of their respective Employees or Consultants (in their capacities as such), and to Target’s Knowledge there is no factor or circumstance relating to Target or the Current Target Business that would reasonably be expected to give rise to any such private or governmental action, suit, proceeding, litigation, arbitration or investigation.  There is no judgment, decree or order against Target or its Subsidiaries or, to the Knowledge of Target, against any of their respective Employees or Consultants (in their capacities as such), that specifically names Target or its Subsidiaries or such Employees or Consultants.

2.10         Intellectual Property.

(a)           For purposes of this Agreement, the following terms shall be defined as follows:

(i)            “IP Rights” means any and all Patents, know-how, inventions, trademarks, trade names, domain names, service marks, trade dress, slogans, designs, concepts, compilations of information, copyrights, or any application or registration thereof.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

(ii)           “Licensed IP Rights” means any IP Rights for which Target or its Subsidiaries have an exclusive or non-exclusive license or other right to use.

(iii)          “Patents” means the patents and patent applications in any country in the world, together with any patents that may issue therefrom and any future patent filings claiming priority to existing patents or patent applications in any country in the world, including any and all extensions, renewals, continuations, continuations-in-part, divisionals, patents-of-additions, reissues, supplementary protection certificates or foreign counterparts of any of the foregoing and any patents based on applications that claim priority from any of the foregoing, and the right to claim priority to any Patent.

(iv)          “Target IP Rights” means (1) all material IP Rights owned solely by Target or its Subsidiaries, or owned jointly by Target or its Subsidiaries and any third party; and (2) all material Licensed IP Rights.

(b)           Section 2.10(b) of the Target Disclosure Schedule sets forth an accurate and complete list of all Target IP Rights, including, but not limited to, the following:

(i)            all Patents owned or filed by, or on behalf of, Target or used in the Current Target Business, including the country of filing, owner, filing number, date of issue, expiration date and title;

(ii)           all registered trademarks and applications for registration of trademarks owned or filed by, or on behalf of, or used by Target, including country of filing, description of goods or services, registration or application number and date of issue;

(iii)          all license or other agreements pursuant to which Target has outstanding rights to any Licensed IP Rights; and

(iv)          all license or other agreements pursuant to which Target has granted to any person any outstanding right to any Target IP Rights.

(c)           Except as otherwise set forth in Section 2.10(c) of the Target Disclosure Schedule:

(i)            No third party has brought any claim in any suit or action that has been served on Target, or to the Knowledge of Target, overtly threatened in writing to make a claim, that would materially and adversely affect (1) the right, title or interest of Target or its Subsidiaries in any of Target IP Rights; or (2) the validity, enforceability or claim construction of any Patent included in Target IP Rights, either through ownership or exclusive license, and to Target’s Knowledge there is no factor or circumstance relating to Target or the Current Target Business that would reasonably be expected to give rise to any such suit or action; nor, to the Knowledge of Target, has any Patent included in the Target IP Rights been, or is currently, the subject of any administrative or judicial proceeding relating to validity, enforceability or claim construction, including reissue, reexamination or opposition proceedings, and to Target’s Knowledge there is no factor or circumstance relating to Target or the Current Target Business that would reasonably be expected to give rise to any such administrative or judicial proceeding;

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

(ii)           To Target’s Knowledge, Target IP Rights constitute all of the IP Rights necessary to enable Target and its Subsidiaries to conduct the Current Target Business (other than those which, individually or in the aggregate, are not material to the conduct of the Current Target Business) or to develop Products in accordance with Target’s development plans as made available to the Acquiror for review in the Data Room;

(iii)          To Target’s Knowledge, the conduct of Current Target Business does not, and the development of Products in accordance with Target’s development plans as made available to the Acquiror for review in the Data Room will not, infringe, misappropriate or violate the IP Rights of any other person, and neither Target nor its Subsidiaries has received any written notice or other written communications asserting any of the foregoing, and to Target’s Knowledge there is no factor or circumstance relating to Target or the Current Target Business that would reasonably be expected to give rise to any such infringement, misappropriation or violation;

(iv)          To Target’s Knowledge, no Target IP Rights are being infringed or misappropriated by any third party;

(v)           All Employees and Consultants of Target and its Subsidiaries have executed and delivered to Target or its Subsidiaries an agreement regarding the protection or proprietary information and the assignment by such persons to Target or its Subsidiaries of any IP Rights arising from services performed for Target or its Subsidiaries by such persons; and

(vi)          Neither the execution, delivery or performance of this Agreement by Target nor the consummation by Target of the transactions contemplated by this Agreement will contravene, conflict with or result in any limitations on Target’s right, title or interest in or to any Target IP Rights.

(d)           Except as otherwise set forth in Section 2.10(d) of the Target Disclosure Schedule, Target and its Subsidiaries have the full right to control the maintenance, prosecution and enforcement of the IP Rights and the Licensed IP Rights.

2.11         Interested Party Transactions.  Neither Target nor its Subsidiaries is indebted to any of their respective Employees or Consultants (except for amounts due as payments, fees, salaries and bonuses under employment or consulting contracts or employee benefit plans and amounts payable in reimbursement of ordinary expenses), and no such Employee or Consultant is indebted to Target or its Subsidiaries.

2.12         Material Contracts.

(a)           Section 2.12(a) of the Target Disclosure Schedule lists all of the Material Contracts currently in effect.  Target has delivered to Acquiror, or made available to Acquiror or its advisors in the Data Room, a complete and accurate copy of each such Material Contract and all amendments or modifications thereto that exist.

(b)           With respect to each Material Contract (i) such Material Contract is in full force and effect and is binding and enforceable against Target and its Subsidiaries, as

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

the case may be, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law; and (ii) to the Knowledge of Target, (A) no party to such Material Contract is in material breach or material default of such Material Contract, and (B) no event has occurred that with notice or lapse of time would constitute a material breach or material default thereunder by Target or any Subsidiary that is party to such Material Contract, or would permit the modification or premature termination of such Material Contract by any other party thereto.  Except as otherwise accrued for in accordance with GAAP in the Target Financials Statements , all payments required under each Material Contract that is legally enforceable by or against or otherwise binding on Target or any of its Subsidiaries in excess of $100,000 are set forth on Section 2.12(b) of the Target Disclosure Schedule.

(c)           “Material Contract” means any written or oral legally binding, executory contract, agreement, understanding or commitment to which Target or any of its Subsidiaries is a party and which is material to the Current Target Business and specifically includes, without limitation, such agreements, contracts, understanding or commitments (i) under which expected receipts or expenditures exceed $50,000 in the current or any future calendar year; (ii) pursuant to which Target or any of its Subsidiaries has obtained or granted any right, title or interest in, under or to any Target IP Rights or Licensed IP Rights, other than nonexclusive licenses that are available to the public generally; (iii) evidencing indebtedness for borrowed or loaned money or capital leases of $50,000 or more, including guarantees of such indebtedness by Target or any of its Subsidiaries; (iv) creating or relating to any partnership or joint venture or any sharing of profits or losses by Target or its Subsidiaries with any third party; (v) with any Governmental Entity (including any public university or college); (vi) with any current Employee or consultant (other than agreements terminable by Target upon 30 days notice or less and which termination does not result in any continuing material obligations or liabilities to Target or in any termination or severance fees or payments or material penalties); (vii) under which Target agrees to refrain from competing with any party; (viii) for the purchase, lease or other acquisition of any or substantially all of the assets or capital stock of any other person or for the sale, lease or other transfer, conveyance or disposition of any material assets of Target or Target Capital Stock; (ix) creating or relating to any distribution, joint marketing, research collaboration or development arrangements with any third party; (x) agreements under which the primary obligation of Target is to indemnify any party or to share tax liability of any party; (xi) any agreements relating to venture capital and other equity financings by Target (but excluding any compensatory plans or other agreements, contracts, understandings or commitments); (xii) any stockholder agreements or other agreements with any of Target’s stockholders pertaining to the shares of Target Capital Stock held by them or their rights as stockholders of Target (but excluding any compensatory plans or other agreements, contracts, understandings or commitments); (xiii) to the Knowledge of Target, related to any voting trust or voting agreements among Target’s stockholders; and (xiv) that if terminated, would reasonably be expected to be materially adverse to Target and its Subsidiaries, taken as a whole, or the Current Target Business.

2.13         Suppliers; Licensors.  No material current supplier of Target or its Subsidiaries has canceled or otherwise terminated, or made any written threat to Target or its Subsidiaries to cancel or otherwise terminate, its relationship with Target or its Subsidiaries or

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

has at any time on or after Target Balance Sheet Date, decreased materially its services or supplies to Target or its Subsidiaries in the case of any such supplier.  No such material supplier has indicated in a writing delivered to Target or any of its Subsidiaries that such supplier intends to cancel or otherwise terminate its relationship with Target or its Subsidiaries or to decrease materially its delivery of services or supplies to Target or its Subsidiaries. No licensor under a material license agreement with Target or its Subsidiaries has canceled or otherwise terminated, or made any written threat to Target or its Subsidiaries to cancel or otherwise terminate, its relationship with Target or its Subsidiaries.  No such licensor has indicated in writing delivered to Target or any of its Subsidiaries that such licensor intends to cancel of otherwise terminate its relationship with Target of its Subsidiaries or to substantially alter Target’s or its Subsidiaries’ rights under such material license.

2.14         Title to Property.  Target and its Subsidiaries have (a) good and valid title to all of their tangible owned properties, real and personal, reflected in Target Balance Sheet or acquired after Target Balance Sheet Date (except properties sold or otherwise disposed of  in the ordinary course of business consistent with past practices since Target Balance Sheet Date), and (b) with respect to tangible leased properties, valid leasehold interests therein, free and clear of all mortgages, liens, pledges, charges or other encumbrances of any kind or character, except, as to clause (a) and clause (b) of this Section 2.14, for the following (collectively, “Permitted Encumbrances”):  (i) liens for current Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings or that are otherwise not material; (ii) encumbrances that do not materially impair the ownership or use of the assets to which they relate; (iii) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (iv) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law; and (v) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like liens.  All such properties and assets, taken as a whole, are in good condition and repair, reasonable wear-and-tear excepted, and are, and as of the Closing Date will be, adequate and sufficient to carry on the Current Target Business.

2.15         Real Estate.

(a)           Section 2.15 of the Target Disclosure Schedule lists all leases for real property (each a “Lease” and collectively, “Leases”) to which Target or any of its Subsidiaries is a party.  All of the Leases are in full force and effect and are binding and enforceable against Target and, to the Knowledge of Target, against the lessors, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law.  True and correct copies of all such Leases, as amended or modified, have been made available in the Data Room for review by Acquiror.  Neither Target nor any of its Subsidiaries owns any real property.

(b)           Neither Target nor any of its Subsidiaries nor, to the Knowledge of Target, any other party to the Leases is in material default under any of the terms of the Leases.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

2.16         Tax Matters.

(a)           All Tax Returns required to be filed with any Taxing Authority (determined without regard to extensions) by or on behalf of Target or any Subsidiary, have been filed when due (determined with regard to valid extensions) in compliance with all Applicable Laws.  All such Tax Returns are true and complete in all respects. Target and each Subsidiary have timely paid, or withheld and remitted to the appropriate Taxing Authority, all Taxes owed by Target or any Subsidiary (whether or not shown, or required to be shown, on any Tax Return). Neither Target nor any Subsidiary is or will be liable for any additional Taxes in respect of any Taxable period or any portion thereof ending on or before the date of Target Financial Statements in an amount that exceeds the corresponding reserve therefor separately identified in Section 2.16(a) of the Target Disclosure Schedule, if any, as reflected on Target Financial Statements, and any Taxes of Target or any Subsidiary arising after such date and at or before the Effective Time have been or will be incurred in the ordinary course of business of Target or any Subsidiary.  No claim has ever been made to Target or any Subsidiary in writing by a Taxing Authority representing a jurisdiction where Target or any Subsidiary does not pay Tax or file Tax Returns that Target or any Subsidiary is or may be subject to Tax in that jurisdiction.

(b)           Neither Target nor any Subsidiary has: (i) requested or been granted any extension of time within which to file any Tax Return that has not yet been filed; or (ii) consented to any extension or waiver of the statute of limitations period applicable to any Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.  There are no outstanding rulings or requests for rulings of any Taxing Authority with respect to Target or any Subsidiary or any tax liability of Target or any Subsidiary.  No deficiency or adjustment in respect of Taxes has been proposed, asserted or assessed by any Taxing Authority in writing against Target or any Subsidiary.  Neither Target nor any Subsidiary has received any written notice indicating an intent to open a Tax audit or administrative proceeding or any written request from any Taxing Authority for information related to Tax matters.  Since its formation, neither Target nor any Subsidiary has, for U.S. federal income Tax purposes, filed any amended Tax Return, entered into any closing agreement relating to Tax, settled any Tax claim or assessment, or surrendered any right to claim a Tax refund, offset or other reduction in Tax liability.

(c)           Target and any Subsidiary have timely and properly withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any Employee, independent contractor, creditor, shareholder or other person.

(d)           Neither Target nor any Subsidiary has ever been a member of an affiliated group of corporations (as defined in Section 1504(a) of the Code) or filed or been included in a consolidated, combined or unitary Tax Return. Neither Target nor any Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement.  Neither Target nor any Subsidiary is presently liable, or potentially liable, for the Taxes of another person (i) under Treasury Regulations Section 1.1502-6 (or a comparable provision of state, local or foreign law), (ii) as transferee or successor, or (iii) by contract or indemnity or otherwise.

(e)           Neither Target nor any Subsidiary (i) has participated in any way in (A) any “reportable transaction” within the meaning of Treasury Regulations Section

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

1.6011-4(b) (other than a reportable transaction described in Treasury Regulations Section 1.6011-4(b)(5)) or any comparable laws of any state, local or foreign jurisdiction or (B) to the Knowledge of Target, a reportable transaction described in Treasury Regulations Section 1.6011-4(b)(5) or any comparable laws of any state, local or foreign jurisdiction; (ii) has been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code; or (iii) has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code or has been requested to do so in connection with any transaction or proposed transaction.

(f)            Neither Target nor any Subsidiary will be required to include: (i) any adjustment in taxable income for any Post-Closing Tax Period under Section 481(c) of the Code (or any similar provision of state, local or foreign Tax Law) as a result of a change in method of accounting for a Pre-Closing Tax Period; (ii) for a Post-Closing Tax Period taxable income economically attributable to a Pre-Closing Tax Period as a result of the installment method or the look-back method (as defined in Section 460(b) of the Code) or any prepaid amount received on or prior to the Closing Date; or (iii) any amount in income for any Post-Closing Period as a result of entering into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) on or prior to the Closing Date.

(g)           No election has been made under Treasury Regulations Section 301.7701-3 or any similar provision of state, local or foreign Tax law to treat Target or any Subsidiary as an association, corporation or partnership, and neither Target nor any Subsidiary is disregarded as an entity for Tax purposes. All elections with respect to Taxes affecting Target or any Subsidiary that were not made in the income Tax Returns made available in the Data Room are described in Section 2.16(g) of the Target Disclosure Schedule.

(h)           Neither Target nor any Subsidiary owns, directly or indirectly, any interests in an entity that is or has been a “passive foreign investment company” within the meaning of Section 1297 of the Code or a “controlled foreign corporation” within the meaning of Section 957 of the Code.

(i)            Target has delivered to Acquiror or made available for review in the Data Room, correct and complete copies of all income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by Target, filed by or received by Target since Target’s inception.

(j)            There are no liens for Taxes (other than current Taxes not yet due and payable) on any of the assets of Target or any Subsidiary.

(k)           Target and each Subsidiary are in compliance in all material respects with all terms and conditions of any Tax exemptions, Tax holidays or other Tax reduction agreements, approvals or orders of any Taxing Authority and, to Target’s Knowledge, the consummation of the Merger will not have any adverse effect on the validity and effectiveness of any such Tax exemptions, Tax holidays or other Tax reduction agreements or orders.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

(l)            Neither Target nor any Subsidiary has an office or fixed place of business in any country with which the United States of America has a relevant Tax treaty or otherwise operates or conducts business through any branch in any country other than the United States of America.

(m)          None of the assets of Target or any Subsidiary directly or indirectly secures any indebtedness, the interest on which is tax exempt under Section 103(a) of the Code, and neither Target nor any Subsidiary is directly or indirectly an obligor or guarantor with respect to any such indebtedness.

(n)           Neither Target nor any Subsidiary has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments, that will not be deductible under Section 280G of the Code or that could be subject to Section 4999 of the Code.

(o)           To the Knowledge of Target, all persons who have purchased shares of Target’s stock that at the time of such purchase were and at the Effective Time will be subject to a substantial risk of forfeiture under Section 83 of the Code have timely filed elections under Section 83(b) of the Code and any analogous provisions of applicable foreign, state and local Tax law.

(p)           The exercise price of each Target Option is no less than the fair market value of a share of Target Common Stock determined on the date of grant of such Target Option (and as of any later modification thereof within the meaning of Section 409A of the Code).  Each plan, program, arrangement or agreement that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code is identified as such on Section 2.16(p) of the Target Disclosure Schedule.  Since December 31, 2004 and through December 31, 2008, each plan, program, arrangement or agreement identified or required to be identified on Section 2.16(p) of the Target Disclosure Schedule has been operated and maintained in accordance with a good faith, reasonable interpretation of Section 409A of the Code and its purpose with respect to amounts deferred (within the meaning of Section 409A of the Code) after December 31, 2004.  By December 31, 2008, each plan, program, arrangement or agreement identified or required to be identified on Section 2.16(p) of the Target Disclosure Schedule has been amended to the extent necessary or appropriate to comply with Section 409A of the Code and the final regulations promulgated thereunder.  From and after January 1, 2009, each plan, program, arrangement or agreement identified or required to be identified on Section 2.16(p) of the Target Disclosure Schedule has been operated and maintained in accordance with Section 409A of the Code and applicable guidance thereunder, including but not limited the final regulations promulgated thereunder.

2.17         Employee and Labor Matters; Benefit Plans.

(a)           The name and current annual salary and other compensation payable by Target to each of its Employees and Consultants including, but not limited to, wages, salary, commissions, normal bonus, profit sharing, deferred compensation, and other extra compensation, are as set forth in Section 2.17(a) of the Target Disclosure Schedule.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

(b)           Target has delivered to Acquiror or its advisors or made available for review in the Data Room, copies of all employee manuals and handbooks, policy statements, forms, severance plans, Reduction in Force plans and other materials whether prepared or made available in hard copy or electronic form or scheduled to be in effect thereafter, relating to the employment or engagement of the current Employees or Consultants of Target.

(c)           Target and its Subsidiaries are and have been in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions and classification of employment, wages and hours, and nondiscrimination in employment, and are not and have not been engaged in any unfair labor practice.  Neither Target nor any Subsidiary is delinquent in any material payments to any of its Employees or Consultants for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for Target or its Subsidiaries.  There are no material grievances, complaints or charges pending against Target or any Subsidiary under any dispute resolution procedure and to Target’s Knowledge there is no factor or circumstance relating to Target or the Current Target Business that would reasonably be expected to give rise to any such grievance, complaint or charge. There are no inquiries or investigations of any kind, by any agency or office of the federal, state or local government, pending against or, to Target’s Knowledge, scheduled to be commenced against Target or any of its Subsidiaries with respect to one or more employment practices or workplace safety and to Target’s Knowledge there is no factor or circumstance relating to Target or the Current Target Business that would reasonably be expected to give rise to any such inquiry or investigation. Neither Target nor any Subsidiary is a party to a collective bargaining agreement. There is no strike or other labor dispute involving Target or any Subsidiary pending, or to the Knowledge of Target threatened, nor is Target aware of any labor organization activity involving its Employees and Consultants. Except as set forth in Section 2.17(c) of the Target Disclosure Schedule, the employment or engagement of each Employee or Consultant of Target or any Subsidiary is terminable at will without compensation or other payment following or as a result of such termination by Target or any Subsidiary, except as may be required by Applicable Law.

(d)           Section 2.17(d) of the Target Disclosure Schedule sets forth each Benefit Plan. For the purposes of this Section 2.17(d), the term “Benefit Plan” shall not include a Government Plan.

(e)           Target has delivered to Acquiror or its advisors or made available for review in the Data Room: (i) correct and complete copies of each Employment Agreement and each Benefit Plan, including all amendments thereto (or if such Benefit Plan is not written, an accurate description of the material terms thereof), and any associated trust, custodial, insurance or service agreements; (ii) the most recent annual actuarial valuations, if any, prepared for each Benefit Plan; (iii) the three most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA or the Code, or any similar Applicable Laws of other jurisdictions applicable to Target, in connection with each Benefit Plan or related trust; (iv) if any Benefit Plan is funded, the most recent, if any, annual and periodic accounting of Benefit Plan assets; (v) the most recent summary plan description for Benefit Plans for which a summary plan description is required by Applicable Law, together with all summaries of material modifications, if any, with respect to each such Benefit Plan; (vi) all IRS determination, opinion, notification and advisory letters and rulings from the IRS or any similar Governmental Entity

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

having jurisdiction over Target relating to Benefit Plans and copies of all applications and correspondence regarding actual or potential audits or investigations to or from the IRS, DOL or any other Governmental Entity with respect to any Benefit Plan, in each case sent or received in the three years prior to the Agreement Date; (vii) all policies pertaining to fiduciary liability insurance covering the fiduciaries of each Benefit Plan, (viii) all discrimination and qualification tests, if any, prepared for each Benefit Plan described in Section 401(k) of the Code for the plan year ended December 31, 2008 and (ix) any written policies or procedures used in Benefit Plan administration. For the purposes of this Section 2.17(e), the term “Benefit Plan” shall not include a Government Plan.

(f)            Each Benefit Plan has been established and maintained in all material respects in accordance in with its terms and all Applicable Laws, including ERISA and the Code (whether as a matter of substantive law or as necessary to secure favorable tax treatment).  Each Benefit Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is so qualified and has either (a) received a favorable determination letter or opinion letter from the IRS with respect to such Benefit Plan as to its qualified status under the Code, including all amendments to the Code effected by the so called “GUST” and “EGTRRA” legislation, or has a period of time remaining under applicable Treasury regulations or IRS pronouncements in which to apply for and obtain such a letter or (b) been maintained pursuant to a prototype plan document that is subject to a reliance letter from the IRS to the prototype sponsor on which the Target is entitled to rely, and to the Knowledge of Target nothing has occurred as to each which has resulted or is likely to result in the revocation of such qualification or which requires or could require action under the compliance resolution programs of the IRS to preserve such qualification.  No non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Benefit Plan.  To the Knowledge of Target, there are no audits or legal proceedings pending or being threatened in writing by the IRS or DOL or any other similar Governmental Entity having jurisdiction over Target or any Subsidiary with respect to any Benefit Plan, or to the Knowledge of Target any fiduciary or service provider thereof and, to the Knowledge of Target, there is no basis for any such legal action or proceeding.  All annual reports and other material filings required to be filed since their respective dates of formation, by the DOL or the IRS or any other similar Governmental Entity having jurisdiction over Target or any Subsidiary have been timely made.  Neither Target, nor any Subsidiary, nor any of its ERISA Affiliates is subject to any penalty or Tax with respect to any Benefit Plan under Section 501(i) of ERISA or Section 4975 through 4980D of the Code or any similar Applicable Laws and no Benefit Plan is sponsored or maintained by any person that is or was considered to be a co-employer with Target or any Subsidiary.

(g)           No communication, report or disclosure has been made which, at the time made, did not accurately reflect the material terms and operations of any Benefit Plan.  Target has not announced its intention, or undertaken (whether or not legally bound) to modify or terminate any Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of a Benefit Plan.  Target has not undertaken to maintain any Benefit Plan for any period of time and each such Plan is terminable at the sole discretion of the sponsor thereof, subject only to such constraints as may imposed by applicable law, and without penalty or cost (other than routine administrative costs or full vesting of benefits in the case of a Qualified Plan).  Target has no liability, including under any Benefit Plan or any Employment

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

Agreement or agreement with any Consultant or other independent contractor, arising out of the treatment of any service provider as a consultant or independent contractor and not as an employee, or vice-versa.

(h)           No Benefit Plan provides, or has any obligation to provide, life insurance, medical or other employee welfare benefits to any Employee or Consultant or his, her or its beneficiaries upon any Employee’s retirement or termination of employment for any reason, or upon any Consultant’s cessation of services for any reason, except as may be required by Applicable Law, and neither Target nor any Subsidiary has notified any Employee or Consultant (either individually or to Employees or Consultants as a group) in writing that such Employee(s)  or Consultant(s) would be provided with life insurance, medical or other employee welfare benefits upon any Employee’s retirement or termination of employment or any Consultant’s cessation of services, except to the extent required by Applicable Law.

(i)            With respect to each Benefit Plan for which a separate fund of assets is or is required to be maintained, full and timely payment has been made of all amounts required of Target or any Subsidiary, under the terms of each such Benefit Plan or Applicable Law, as applied through the Closing Date. The fair market value of the assets of each such Benefit Plan, as of the end of the most recently ended plan year of that Benefit Plan, equals or exceeded the present value of all benefits liabilities under that Benefit Plan as of that same date.

(j)            No Benefit Plan to which Target or any Subsidiary is party constitutes a “nonqualified deferred compensation plan” subject to Section 409A of the Code.  Neither Target nor any Subsidiary has elected to or is required to defer payment of amounts from a foreign entity which will be subject to the provisions of Section 457A of the Code.  Neither Target nor any Subsidiary has an obligation to gross-up or otherwise reimburse any person for any tax incurred by such person pursuant to Section 409A of the Code.

(k)           Section 2.17(k) of the Target Disclosure Schedule sets forth a list of each agreement providing for a change in control payment.

(l)            No Benefit Plan is a multiple employer plan, or a plan subject to Section 412 of the Code, or Section 302 or Title IV of ERISA, and neither Target nor any ERISA Affiliate has in the past contributed to any multiple employer plan, or plan subject to Section 412 of the Code, or Section 302 or Title IV of ERISA.

2.18         Insurance.  Section 2.18 of the Target Disclosure Schedule lists the policies of products liability, theft, fire, liability, worker’s compensation, life, property and casualty, directors and officers, and other insurance owned or held by Target. There is no material claim pending under any of Target’s insurance policies or fidelity bonds, nor to Target’s Knowledge is there any factor or circumstance relating to Target or the Current Target Business that would reasonably be expected to give rise to any such claim, as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  Target is in compliance in all material respects with the terms of such policies and bonds.  Target has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies or bonds and to Target’s Knowledge there is no factor or circumstance relating to Target or the Current Target Business that would reasonably be expected to give rise to any

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

such right of termination or premium increase. All such policies are in full force and effect; are valid, outstanding, and enforceable policies and will not in any way be materially affected by, or terminate or lapse as a result of the consummation of, the transactions contemplated by this Agreement.

2.19         Compliance With Laws.  Target and its Subsidiaries are in material compliance with, and have not received any written or oral notices of any material pending violation with respect to, any federal, state, local or foreign statute, law or regulation, except for violations that have been cured or are no longer being asserted.

2.20         Brokers’ and Finders’ Fee.  No broker, finder or investment banker is entitled to brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges from Target or any Subsidiary in connection with the Merger, this Agreement or any transaction contemplated hereby.

2.21         Regulatory Compliance.

(a)           All biological and drug products being developed by Target (“Target Products”) that are subject to the jurisdiction of the FDA are being manufactured, labeled, stored, tested, and distributed in compliance in all material respects with all applicable requirements under the FD&C Act, the Public Health Service Act, their applicable implementing regulations and all comparable state laws and regulations.

(b)           All human clinical trials conducted by or on behalf of Target have been, and are being, conducted in material compliance with the applicable requirements of Good Clinical Practice, Informed Consent and all other applicable requirements relating to protection of human subjects contained in 21 CFR Parts 50, 54, 56, 58 and 312 and all other applicable foreign, state and local laws and regulations.

(c)           All manufacturing operations conducted by or for the benefit of Target with respect to Target Products being used in human clinical trials have been and are being conducted in accordance, in all material respects, with the FDA’s recommended current Good Manufacturing Practices continuum for drug and/or biological products.

(d)           Target has not received any written notice that the FDA or any other Governmental Entity has initiated, or is threatening to initiate, any action to suspend any clinical trial, suspend or terminate any Investigational New Drug Application sponsored by Target or otherwise restrict the preclinical research on or clinical study of any Target Product, or to suspend or otherwise restrict the manufacture of any Target Product. Target has no Knowledge of any act, omission, event, or circumstance relating to Target’s activities and conduct that Target reasonably expects would give rise to or lead to any Governmental Entity taking any such action.

(e)           To Target’s Knowledge, neither Target nor any of its officers, key employees, consultants, agents or clinical investigators acting for Target, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10,

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

1991) and any amendments thereto.  Neither Target nor, to the Knowledge of Target, any officer, key employee or agent of Target has been convicted of any crime or, to the Knowledge of Target, engaged in any conduct that would reasonably be expected to result in (i) debarment under the Generic Drug Enforcement Act of 1992, as amended, in 21 U.S.C. Section 335a or any similar state law or (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar state law or regulation.

(f)            There are no proceedings pending with respect to a violation by Target of the FD&C Act, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other Governmental Entity.

(g)           Target and its contractors and agents have submitted to the FDA, any other Governmental Entity and any institutional review board, or accreditation body, all material supplemental applications, notices, and annual or other reports and information, including adverse experience reports and product deviation reports, related to the manufacture, testing, sale, marketing, distribution, import, or export of any Target Product.

(h)           Target is not a “covered entity,” as defined under Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder (“HIPAA”), and Target has not received any requests or demands from a covered entity or Governmental Entity to make available its internal practices, books, and/or records relating to its use and disclosure of health information for purposes of determining a covered entity’s or Target’s compliance with HIPAA or with other applicable privacy laws.

(i)            Target has provided to Acquiror copies of regulatory filings and applications and all material written communications to and from the FDA and/or any other Governmental Entity relating specifically to Target Products or the Target and its Subsidiaries and their respective operations or business, including any official notices, citations, decisions, warning or untitled letters, material reports of inspection observations and establishment inspections. Target has provided to Acquiror all material Information that has resulted from any research or development activities conducted with respect to CXA-101, CXA-201 and all other Target Products.

2.22         Bank Accounts, Signing Authority, Powers of Attorney.  Section 2.22 of the Target Disclosure Schedule sets forth a complete and accurate list of all bank, brokerage, and other accounts, and all safe-deposit boxes, of Target and its Subsidiaries and the persons with signing or other authority to act with respect thereto.  Except as so listed, Target and its Subsidiaries do not have any account or safe deposit box in any bank, and no person has any power, whether singly or jointly, to sign any checks on behalf of Target or its Subsidiaries, to withdraw any money or other property from any bank, brokerage, or other account of Target or its Subsidiaries, or to act under any agency or power of attorney granted by Target or its Subsidiaries at any time with respect to such accounts.

2.23         Distribution of Merger Consideration.  The Merger Consideration, when distributed in accordance with the terms of this Agreement and the Merger Consideration Certificate, will have been distributed to the Former Holders in accordance with the provisions of Target’s certificate of incorporation in effect immediately prior to the Effective Time and any

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

other document or agreement among Target and the Former Holders related to the distribution of the Merger Consideration.

3.             Representations and Warranties of Acquiror and Merger Sub.  Acquiror and Merger Sub jointly and severally represent and warrant to Target as of each of the Agreement Date and the Closing Date that, except as disclosed in the disclosure schedule of even date herewith delivered by Acquiror with this Agreement and complying with the provisions of Section 10.2(b) (the “Acquiror Disclosure Schedule”):

3.1           Organization, Standing and Power.  Each of Acquiror and Merger Sub is a corporation duly organized, validly existing and in good standing, if applicable, under the laws of the state in which it was incorporated.  There is no pending or, to the Knowledge of Acquiror or Merger Sub, threatened, action for the dissolution, liquidation or insolvency of either Acquiror or Merger Sub. Each of Acquiror and Merger Sub is duly qualified to do business, and is in good standing (if such concept is applicable in the relevant jurisdiction), in each jurisdiction where the operation of its business and ownership of its properties requires such qualification, except where the failure to so qualify would reasonably be expected to be materially adverse to Acquiror or Merger Sub or their respective ability to consummate the Merger or any of the transactions contemplated hereby (the “Acquiror Material Adverse Effect”).

3.2           Authority.  Acquiror and Merger Sub have all requisite corporate power and authority to enter into and deliver this Agreement and to consummate the Merger.  The execution and delivery by Acquiror and Merger Sub of this Agreement and the consummation by Acquiror and Merger Sub of the Merger have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub, and no other authorization or consent of Acquiror, Merger Sub or their respective stockholders is necessary.  This Agreement has been duly executed and delivered by Acquiror and Merger Sub, and, assuming this Agreement constitutes the valid and binding obligation of Target, this Agreement constitutes a valid and binding obligation of each of Acquiror and Merger Sub, enforceable against each of Acquiror and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

3.3           Noncontravention.  Neither the execution and delivery by Acquiror and Merger Sub of this Agreement, nor the consummation by Acquiror or Merger Sub of any of the transactions contemplated hereby, will:

(a)           conflict with or violate any provision of the certificate of incorporation or bylaws of Acquiror or the certificate of incorporation or bylaws of Merger Sub;

(b)           require on the part of Acquiror or Merger Sub any registration, declaration or filing with, or any permit, order, authorization, consent or approval of, any Governmental Entity, except for (i)  the filing by Acquiror of such reports and information with the SEC under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) any registration,

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

declaration, filing, permit, order, authorization, consent or approval which if not made or obtained would not reasonably be expected to have an Acquiror Material Adverse Effect, and (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(c)           (i) in any material respect, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under any material contract or agreement to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub is bound, (ii) create in any party any right to terminate or modify in any material respect any such material contract or agreement or (iii) require any notice, consent or waiver under any such material contract or agreement;

(d)           violate any order, writ, injunction or decree applicable to Acquiror or Merger Sub or any of their respective properties or assets, except for any violation that would not reasonably be expected to have an Acquiror Material Adverse Effect;

(e)           violate any statute, rule or regulation applicable to Acquiror or Merger Sub or any of their respective properties or assets, except for any violation that would not reasonably be expected to have an Acquiror Material Adverse Effect; or

(f)            render Acquiror insolvent or unable to pay its debts as they become due.

3.4           Litigation.

(a)           There is no private or governmental action, suit, proceeding, claim, arbitration or, to the Knowledge of Acquiror, investigation, pending before any Governmental Entity or, to the Knowledge of Acquiror, overtly threatened in a communication with Acquiror, against Acquiror or its Subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such), and that would reasonably be expected to result in an Acquiror Material Adverse Effect, nor to Acquiror’s Knowledge is there any factor or circumstance relating to Acquiror or Merger Sub that would reasonably be expected to give rise to any such governmental action, suit, proceeding, litigation, arbitration or investigation.

(b)           There is no judgment, decree or order against Acquiror or Merger Sub or, to the Knowledge of Acquiror and Merger Sub, against any of their respective directors or officers (in their capacities as such) that specifically names Acquiror or its Subsidiaries or such directors or officers and that would reasonably be expected to result in an Acquiror Material Adverse Effect.

3.5           Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

3.6           Adequacy of Funds.  Acquiror currently has, and will at Closing continue to have, adequate financial resources to satisfy its monetary and other obligations under this Agreement, including its obligations to pay the Merger Consideration as contemplated by Section 1.9 and to make the payments required by Section 1.14, and Acquiror will have adequate

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

financial resources to satisfy its payment obligations under Section 9 hereof, when such payment obligations are due.

4.             Conduct Prior to the Effective Time.

4.1           Conduct of Business of Target.  During the period from the Agreement Date through the Effective Time (the “Pre-Closing Period”), except (i) to the extent necessary to comply with Target’s obligations under this Agreement, (ii) as reasonably necessary to ensure that Target complies with Applicable Laws and regulations and pre-existing contractual obligations, (iii) as set forth on Section 4.1 of the Target Disclosure Schedules or (iv) as consented to in writing by Acquiror (which consent shall not be unreasonably withheld or delayed), (A) Target shall (1) carry on its business in the ordinary course consistent with past practices, (2) use commercially reasonable efforts to preserve intact its present business organization, (3) use commercially reasonable efforts to preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others to whom Target or its Subsidiaries has contractual obligations and (4) use commercially reasonable efforts to prevent and not permit any damage, destruction or loss, whether or not covered by insurance any material asset of Target or its Subsidiaries; (B) Target shall promptly advise Acquiror in writing of any event or occurrence of which it becomes aware which results in or is reasonably likely to result in a Target Material Adverse Effect, in a breach of any representation or warranty or covenant set forth in this Agreement or in the failure or inability of any of the conditions precedent set forth in Section 6.2 to be satisfied; and (C) Target shall not and shall cause its Subsidiaries to not:

(a)           Charter Documents.  Amend its certificate of incorporation or bylaws or equivalent organizational documents;

(b)           Dividends; Certain Changes in Capital Stock.  Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock or other securities, or split, combine or reclassify any of its capital stock or other securities, other than (i) the grant of Target Options in the ordinary course of business and issuance of Target Capital Stock pursuant to the exercise of any Target Warrants or Target Options and (ii) the declaration and payment of the Permitted Dividend;

(c)           Intellectual Property Rights.  Enter into or amend any agreements pursuant to which Target (i) transfers or licenses to any person any Target IP Rights, or (ii) otherwise grants to any person rights in any Target IP Rights;

(d)           Dispositions.  Sell, lease, license or otherwise transfer to any person, or grant or permit the imposition of any security interest, or any lien or encumbrance (other than Permitted Encumbrances) on, any of its properties or assets that are material, individually or in the aggregate, to the Current Target Business;

(e)           Indebtedness; Preservation of Claims and Rights.  Incur any indebtedness for borrowed money, or guarantee any such indebtedness, or issue or sell any debt securities or guarantee any debt securities of others, in each case in excess of $50,000; or forgive

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

or cancel any debts or claims by Target or its Subsidiaries or knowingly waive any material rights of Target or its Subsidiaries;

(f)            Capital Expenditures.  Make any capital expenditures, capital additions or capital improvements, in each case in excess of $50,000 in the aggregate, other than expenditures in the ordinary course of business;

(g)           Insurance.  Reduce the amount of any insurance coverage provided by existing insurance policies other than upon the expiration of any such policy;

(h)           Waiver.  Knowingly waive any material right under any Material Contract;

(i)            Employee Benefit Plans; New Hires; Pay Increases.  Except as contemplated by Section 1.14 or Section 5.9(d), amend any Benefit Plan or adopt any Benefit Plan, hire any new employee or consultant or terminate any Employee or Consultant, pay any special bonus, special remuneration or special noncash benefit (except payments and benefits contractually required to be made pursuant to existing written agreements that are disclosed on the Target Disclosure Schedule), or increase the benefits, salaries or wage rates of Target’s or its Subsidiaries’ consultants or Employees;

(j)            Severance Arrangements.  Grant or pay any severance or termination pay or benefits to any consultant or Employee of Target or its Subsidiaries, except for payments and benefits contractually required to be made pursuant to existing agreements that are disclosed on the Target Disclosure Schedule;

(k)           Lawsuits.  Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where Target in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of Target’s business, provided that it consults with Acquiror prior to the filing of such a suit or (iii) for a breach of this Agreement;

(l)            Acquisitions.  Acquire or agree to acquire by merging with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that are material individually or in the aggregate, to its business, taken as a whole;

(m)          Taxes.  Make or change any election in respect of Taxes, adopt or change any accounting method or its accounting period in respect of Taxes, file any amendment to any Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, surrender any right to claim a Tax refund, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(n)           Obligations.  Enter into or amend any contracts or commitments, other than any contracts or commitments entered into, in each case in the ordinary course of business with persons other than Affiliates of Target that involve payments or potential payments

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

to or by Target or any Subsidiary in any single instance of less than $50,000 or in the aggregate for all such contracts or commitments, less than $100,000;

(o)           Accounts Payable.  Fail to make any payment with respect to any of Target’s accounts payable or its Indebtedness in a timely manner in accordance with their respective terms and consistent with past practice;

(p)           Extraordinary Transactions. Adopt any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of Target (other than in connection with the Merger);

(q)           New Agreements; Amendments; Defaults.  Enter into or modify, or permit any Subsidiary to enter into or modify, any Material Contract, including any supply, license, development, research or collaboration agreement, with any other person or take or omit to take any action, or permit any Subsidiary to take or omit to take any action, that would be reasonably likely to cause a material default under or a material breach of any of its Material Contracts;

(r)            Subsidiaries.  Establish or create any Subsidiaries;

(s)           Securities.  Sell or issue any securities of Target, including, without limitation, any shares of capital stock of Target and any stock options, warrants, subscription rights or other securities exercisable, convertible or exchangeable for any shares of capital stock of Target, in any case that would increase the aggregate amount of the Merger Consideration or would be reasonably likely to cause a delay in the Closing of the Merger or that would adversely affect or be reasonably likely to adversely affect the ability of Target’s stockholders as of the Agreement Date to vote a sufficient number of shares of Target Capital Stock to provide the Required Stockholder Vote or to continue to own at all times prior to the Effective Time shares of Target Capital Stock  having voting power no less than the Required Stockholder Vote;

(t)            Agreements with Affiliates.  Enter into any agreements with any Affiliates of Target or its Subsidiaries (other than stock option, stock award, or similar agreements entered into with Affiliates of Target or its Subsidiaries in the ordinary course of business); or

(u)           Other.  Agree to take, take or permit any Subsidiary to take or agree to take, any of the actions described in Sections 4.1(a) through 4.1(t).

5.             Additional Agreements.

5.1           Satisfaction of Conditions.  Each of the Parties will use reasonable best efforts to cause the satisfaction as promptly as possible of the conditions contained in Sections 6.1 through 6.3 hereof that impose obligations on it or require action on its part or the part of any of its stockholders or Affiliates.

5.2           Further Assurances.  Subject to the terms and conditions set forth in this Agreement, from time to time both before and after the Effective Time, Target, Acquiror and

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

Merger Sub and the Stockholders’ Committee, and their respective proper members, officers and directors, will use reasonable best efforts, to take or cause to be taken all actions, and to do or cause to be done all other things, as are necessary or required to consummate the Merger and the other transactions contemplated hereby.

5.3           Access to Information.  During the Pre-Closing Period, Target shall afford Acquiror and its personnel, accountants, counsel and other representatives reasonable access, upon request and reasonable notice to (i) all of Target’s properties, assets (including, without limitation, patents, patent applications, other intellectual property, manufacturing know how, trade secrets, preclinical and clinical data and results and other confidential information), books, records (including, without limitation, regulatory filings and correspondence, patent prosecution files and correspondence, other intellectual property files and correspondence and manufacturing records), contracts, and documents of Target or pertaining to the Compound, all clinical and pre-clinical trials or studies relating to the Compound, the Current Target Business or the development and commercialization of Products, and a reasonable opportunity to make such investigations, and will furnish or cause to be furnished to Acquiror and its authorized representatives all such information with respect to Target’s affairs, the Compound, all clinical and pre-clinical trials of studies relating to the Compound, the development and commercialization of Products and the Current Target Business as Acquiror reasonably requests; provided, however, that in exercising access rights under this Section 5.3, Acquiror shall not be permitted to interfere unreasonably with the conduct of the business of Target.  Notwithstanding the foregoing, any such access shall be conducted at Acquiror’s expense, at a reasonable time, under the supervision of appropriate personnel of Target and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated hereby in accordance with the terms hereof and not to interfere with the normal operation of the business of Target and its Subsidiaries.  The Parties shall use reasonable best efforts to take any steps necessary prior to disclosing or providing access to information pursuant to this Section 5.3, to preserve attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

5.4           Stockholder Consent; Section 280G Approvals.

(a)           Target shall, in accordance with its certificate of incorporation, bylaws and Applicable Law, solicit the Required Stockholder Vote by written consent immediately after the execution of this Agreement and shall use reasonable best efforts to obtain the Required Stockholder Vote within 24 hours after the execution of this Agreement.  Subject to Section 5.12 hereof, Target’s board of directors will recommend to Target’s stockholders the adoption and approval of this Agreement and the transactions contemplated hereby and the other matters to be submitted to such Target’s stockholders in connection therewith.

(b)           Notwithstanding anything to the contrary contained in this Agreement, if, in connection with the Merger, Target is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments, that will not be deductible under Section 280G of the Code if the stockholder approval requirements of Section 280G(b)(5)(B) of the Code are not satisfied, then Target shall use its reasonable best efforts to obtain stockholder approval of the “excess payments” (as hereafter defined) on a basis consistent with the requirements of Section 280G(b)(5)(B) of the Code and

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

the regulations issued thereunder, which approval may be by written consent action of the stockholders if allowed by applicable corporate law. For this purpose, the “excess payments” are those payments described in Section 280G of the Code but only to the extent they equal or exceed three times the “base amount” (as defined in Section 280G(b)(3)(A) of the Code) for the relevant individual. Any form of waiver of benefits, disclosure material, and form of consent or vote prepared in connection with seeking the foregoing vote shall be subject to the review and approval of the Acquiror, not to be unreasonably withheld, conditioned or delayed.

5.5           Notice of Merger and Appraisal Rights; Notice of Stockholder Approval.  As promptly as practicable after the Required Stockholder Vote has been obtained, Target shall prepare and deliver to the holders of Target Capital Stock (i) a Notice of Merger and Appraisal Rights (the “Stockholder Notice”), which Stockholder Notice shall comply in all material respects with the requirements of Delaware Law and (ii) a notice under Section 228(e) of Delaware Law  informing those Target’s stockholders that did not execute the written consent obtaining the Required Stockholder Vote of such action by written consent, in compliance in all material respects with the applicable requirements of Delaware Law.

5.6           Public Disclosure.  Except as may be required by law or by obligations pursuant to any listing agreement with The Nasdaq Global Market or any applicable national securities exchange and other than with respect to the issuance of the agreed press release attached hereto as Exhibit F, during the Pre-Closing Period, (a) Acquiror and Target shall consult with each other before issuing any other press release or otherwise making any other public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby and (b) without limiting Acquiror’s obligations under that certain confidentiality agreement, dated May 19, 2009, between Target and Acquiror (the “Confidentiality Agreement”), neither Acquiror nor Target shall issue any such press release or make any such public statement or disclosure without the prior approval of Target or Acquiror, as the case may be (which approval shall not be unreasonably withheld or delayed).  Any and all non-public information disclosed or made available by Acquiror to Target or by Target to Acquiror as a result of the negotiations or due diligence investigations leading to the execution of this Agreement, or in furtherance thereof, including any information disclosed or made available pursuant to Section 5.3 hereof, shall remain subject to the terms and conditions the Confidentiality Agreement.

5.7           Regulatory Approval; Further Assurances. Acquiror, Target and the Stockholders’ Committee, and their respective members, officers and directors shall use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable following the Agreement Date and in no event later than one Business Day after the satisfaction or waiver of the conditions to Closing set forth in Section 6.  Subject to the terms and conditions set forth in this Agreement, from time to time both before and after the Effective Time, Target, Acquiror and Merger Sub, will use their respective reasonable best efforts, as promptly as is practicable, to take or cause to be taken all actions, and to do or cause to be done all other things, as are necessary or required to consummate the Merger and the other transactions contemplated hereby. Without limiting the generality of the foregoing, each party to this Agreement shall: (i) make any filings and give any notices required to be made or given by such party in connection with the Merger and the other transactions contemplated by

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

this Agreement; (ii) subject to Section 5.14 below, use reasonable best efforts to obtain any material consents required to be obtained (pursuant to any applicable legal requirement, contract or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement; and (iii) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Merger.  Each of Acquiror and Target shall promptly deliver to the other a copy of each such filing made, each such notice given and each such consent obtained during the Pre-Closing Period.

5.8           Escrow Agreement; Payment Agent Agreement.  At or before the Effective Time, Acquiror, Merger Sub and the Stockholders’ Committee shall, and shall use reasonable best efforts to cause Escrow Agent and the Payment Agent to, execute and deliver the Escrow Agreement and Payment Agent Agreement, respectively.

5.9           Employees.

(a)           Attached as Section 5.9(a) of the Acquiror Disclosure Schedule is a list of those employees Acquiror wishes to continue to employ after the Effective Time (such employees, the “Designated Continuing Employees”).

(b)           Except as set forth herein, at or after the Effective Time, Acquiror shall enroll each Designated Continuing Employee who accepts Acquiror’s offer of continued employment after the Closing and has not resigned as an employee of Acquiror within 60 days following the Closing (each a “Continuing Employee”) in the Acquiror plans, programs, policies, practices, contracts, agreements or other arrangements providing for employment, compensation, retirement, deferred compensation, loans, severance, separation, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, fringe benefits, cafeteria benefits or other benefits, whether written or unwritten, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA (the “Acquiror Employee Plans”), to the extent applicable, which are provided to similarly situated employees of Acquiror based on levels of responsibility and shall (i) use commercially reasonable efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Acquiror or its affiliates to be waived with respect to Continuing Employees and their eligible dependents, (ii) to the extent permissible under Acquiror’s health and welfare plans, give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made, and (iii) give such Continuing Employees service credit for their employment with Target for eligibility and vesting purposes (but not for benefit accrual) under any such applicable Acquiror Employee Plan, as if such service had been performed with Acquiror. Until the effective date of the enrollment of the Continuing Employees in a particular Acquiror Employee Plan, Acquiror shall continue in effect without amendment or reduction in benefits the existing Benefit Plan covering the same or similar benefits as would be covered by such Acquiror Employee Plan.  Nothing in this Section 5.9 is intended to prevent Acquiror from terminating any of its benefit plans in a manner that does not affect the vested or other pre-existing rights of any Target Employee. Notwithstanding any of the foregoing, Acquiror shall have the option to enroll any Continuing Employee in its medical and dental plans or keep them on the existing medical and dental plans offered by Target prior to the Closing.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

(c)           No provision of this Section 5.9 shall create any third-party beneficiary rights in any Employee or former Employee (including any beneficiary or dependent thereof) of Target or any Subsidiary of Target in respect of continued employment (or resumed employment) with Acquiror, the Surviving Corporation or any of Acquiror’s Subsidiaries, and no provision of this Section 5.9 shall create such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any employee program or any plan or arrangement that may be maintained or established by Acquiror or any of its Subsidiaries or be deemed to constitute an amendment of any such program, plan or arrangement.

(d)           At the Closing, Target shall provide Acquiror with evidence that Target’s board of directors has terminated of any and all Target employee benefit plans intended to include a Code Section 401(k) arrangement (each a “Target 401(k) Plan” and collectively, the “Target 401(k) Plans”), effective as of the day immediately preceding the day on which the Effective Time occurs subject to the occurrence of the Effective Time, and a copy of the notice that Target has prepared and signed to notify the plan administrator(s) for such Target 401(k) Plan(s) of such termination; such notices to be sent immediately following the Closing Date.  In the event that termination of a Target 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees, then Target shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquiror on the Closing Date.

5.10         FIRPTA Matters.  At the Closing, Target shall deliver to Acquiror: a properly executed statement, dated as of the Closing Date, in a form reasonably acceptable to Acquiror, conforming to the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h).

5.11         Indemnification of Officers and Directors of Target and its Subsidiaries.

(a)           From and after the Effective Time, Acquiror shall cause the Surviving Corporation to fulfill and honor in all respects the obligations to the extent legally permissible of Target and its Subsidiaries pursuant to any indemnification provisions under the certificate of incorporation and bylaws of Target and the equivalent organizational documents of its Subsidiaries, each as is in effect on the Closing Date (the persons entitled to be indemnified pursuant to such provisions, and all other current and former directors and officers of Target and its Subsidiaries, being referred to collectively as the “Indemnified Parties”).  Acquiror shall cause the certificate of incorporation and bylaws of Merger Sub and the Surviving Corporation to contain the provisions with respect to indemnification and exculpation from liability set forth in Target’s certificate of incorporation and bylaws on the Closing Date, which provisions shall not be amended, repealed or otherwise modified during the period ending on the sixth anniversary of the Effective Time in any manner that would adversely affect the rights of any Indemnified Party under such provisions.

(b)           Through the sixth anniversary of the Effective Time, Acquiror shall cause to be maintained in effect, for the benefit of the Indemnified Parties, the current level and scope of directors’ and officers’ liability insurance coverage as set forth in Target’s current directors’ and officers’ liability insurance policy in effect as of the Agreement Date; provided, however, that in no event shall Acquiror be required pursuant to this Section 5.11(b) to expend in

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

any one year an amount in excess of 200% of the annual premium currently payable by Target with respect to such current policy, it being understood that if the annual premiums payable for such insurance coverage exceed such amount, Acquiror shall be obligated to obtain a policy with the greatest coverage available for a cost equal to such amount.

(c)           This Section 5.11 shall survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by the Indemnified Parties, and shall be binding on all successors and assigns of Acquiror and the Surviving Corporation.

5.12         No Solicitation by Target; Board Recommendation; Fiduciary Exceptions.

(a)           Subject to Section 5.12(b), Target shall not, nor shall it authorize or permit any of its Subsidiaries or any of their respective directors or officers to (and Target shall use its reasonable efforts to cause its employees and any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative retained by it or any of its Subsidiaries not to), directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to facilitate, any Takeover Proposal (as defined below) or (ii) enter into any discussions or negotiations with any third party regarding, or furnish to any person any information in connection with, any Takeover Proposal.  Target shall, and shall cause its Subsidiaries to immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Takeover Proposal or that may lead to a Takeover Proposal.

(b)           The term “Takeover Proposal” means any proposal or offer from any person that would reasonably be expected to lead to any acquisition or purchase, in one transaction or a series of related transactions, of assets or businesses that constitute 15% or more of the revenues, net income or the assets of Target and its Subsidiaries, taken as a whole, or 15% or more of any class of equity securities of Target, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of Target, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Target pursuant to which any person or the stockholders of any person would own 15% or more of any class of equity securities of Target or of any resulting parent of Target, other than the transactions contemplated by this Agreement.

(c)           Notwithstanding the provisions of clause (a) of this Section 5.12 or anything else in this Agreement, in response to any bona fide written Takeover Proposal  received before the Required Stockholder Vote is obtained that the board of directors of Target determines in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) constitutes or would reasonably be expected to lead to a Superior Proposal, and which Takeover Proposal did not result from a breach of this Section 5.12 by Target and was not in any way solicited by Target or its Subsidiaries, Affiliates, agents or representatives, Target may, if its board of directors determines in good faith (after consultation with outside legal counsel) that failure to do so is reasonably likely to be inconsistent with its fiduciary duties to the stockholders of Target under Applicable Laws, (x) furnish information with respect to Target and its Subsidiaries to the person making such Takeover Proposal and such person’s representatives pursuant to a customary confidentiality agreement, provided that

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

all such information has previously been provided to Acquiror or is provided to Acquiror prior to or substantially concurrent with the time it is provided to such person and (y) participate in discussions or negotiations with the person making such Takeover Proposal (and such person’s representatives) regarding such Takeover Proposal.  Notwithstanding anything to the contrary expressed or implied in this Agreement, the provisions of this Section 5.12(c) and the rights of Target and the board of directors of Target under this Section 5.12(c) shall terminate immediately upon receipt of the Required Stockholder Vote.

(d)           The term “Superior Proposal” means any bona fide written proposal made by a third party that if consummated would result in such person (or its stockholders) owning, directly or indirectly, (A) all or substantially all of the shares of capital stock of Target then outstanding, or (B) all or substantially all of the assets of Target and its Subsidiaries, taken as a whole, in each case which was not solicited in any way by Target or any of its Subsidiaries, Affiliates, agents or representatives and did not otherwise result from a breach of this Agreement and which the board of directors of Target determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be (x) on terms, taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Acquiror to amend the terms of this Agreement and the transactions contemplated hereby), more favorable to the stockholders of Target from a financial point of view than the transactions contemplated by this Agreement and (y) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

(e)           Except as permitted by this Section 5.12(e), neither the board of directors of Target nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Acquiror), or publicly propose to withdraw (or modify in a manner adverse to Acquiror), the approval, recommendation or declaration of advisability by such board of directors or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Takeover Proposal or (ii) allow, cause or authorize Target or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement providing for or contemplating the consummation of any Takeover Proposal (other than a confidentiality agreement as provided in Section 5.12(c)).  Notwithstanding the foregoing or any other provision of this Agreement other than the termination provisions set forth below in this Section 5.12(e), (x) the board of directors of Target may take the actions set forth in clause (i)(A) above, or take the actions set forth in clause (i)(B) above with respect to a Superior Proposal, if (I) a Superior Proposal has actually been received, (II) in light of such Superior Proposal the board of directors of Target determines in good faith (after consultation with outside legal counsel) that the failure to do so would constitute a breach by the board of directors of Target of its fiduciary duties to the stockholders of Target under Applicable Laws, (III) Target has notified Acquiror in writing of such determination by the board of directors of Target, (IV) at least three Business Days following receipt by Acquiror of the notice referred to in clause (III) above, and taking into account any revised proposal made by Acquiror since receipt of the notice referred to in clause (III) above, such Superior Proposal remains a Superior Proposal and the board of directors has again made the determinations referred to in clause (II) above, (V) Target is in compliance with this Section 5.12 and (VI) Acquiror is not at such time entitled to terminate this Agreement

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

pursuant to Section 7.1(f) and (y) if the board of directors of Target receives a bona fide written Takeover Proposal that the board of directors of Target determines in good faith (after consultation with a financial advisor of nationally recognized reputation) constitutes a Superior Proposal, and which Takeover Proposal was not in any way solicited by Target or its Subsidiaries, Affiliates, agents or representatives, and otherwise did not result from a breach of this Agreement, Target may, contemporaneously with the termination of this Agreement pursuant to Section 7.1(e) and within 24 hours of the three Business Day period described below, enter into a definitive agreement with respect to such Superior Proposal, provided, however, that Target may not enter into any such agreement until the third Business Day following Acquiror’s receipt of written notice from Target advising Acquiror that the board of directors of Target has received a Superior Proposal, specifying the material terms and conditions of the Superior Proposal, identifying the person making such Superior Proposal and stating that the board of directors intends to exercise its right to enter into an agreement with respect to such Superior Proposal (it being understood that, prior to entering into any such agreement, any amendment to the price or any other material terms of a Superior Proposal shall require a new notice to Acquiror and a new three Business Day period). In the event that during such three Business Day period Acquiror offers in good faith to amend this Agreement to match such Superior Proposal, Target, the board of directors of Target and the Stockholders’ Committee shall accept such amendment and cease all discussions with the person making such Superior Proposal and shall not enter into any agreement (other than a termination agreement if necessary) with respect to such Superior Proposal. Notwithstanding anything to the contrary expressed or implied in this Agreement, the provisions of this Section 5.12(e) and the rights of Target and the board of directors of Target under this Section 5.12(e), including the provisions of this Section 5.12(e) that allow Target and the board of directors of Target to take the actions described in clause (x) or clause (y) above shall terminate immediately upon receipt of the Required Stockholder Vote.

(f)            In addition to the obligations of Target set forth in this Section 5.12, Target shall promptly advise Acquiror orally and in writing after any director, agent or officer of Target becomes aware of any Takeover Proposal, the material terms and conditions of any such Takeover Proposal (including any changes to the price or other material terms thereof) and the identity of the person making any such Takeover Proposal.  Target shall keep Acquiror reasonably informed of the status and details of any such Takeover Proposal and provide to Acquiror as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Target from any third party in connection with any Takeover Proposal or sent or provided by Target to any third party in connection with any Takeover Proposal.  Notwithstanding anything in this Section 5.12, the board of directors of Target may not take any action that would result in Target’s stockholders no longer being legally capable under Delaware Law of validly approving the Merger.

5.13         Tax Returns.  During the Pre-Closing Period, Target shall, and shall cause each Subsidiary to, (a) timely file all of its Tax Returns as they become due (taking all timely filed proper extension requests into account), all such Tax Returns to be true, correct and complete, (b) timely pay and discharge as they become due and payable all Taxes (other than Taxes contested in good faith by Target or its Subsidiary in appropriate proceedings) imposed upon it or its income or any of its property and (c) timely and properly withhold and pay all Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, supplier, shareholder or other person.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

5.14         Consents.  Target shall use commercially reasonable efforts to obtain all material consents, waivers and approvals necessary for the consummation of the Merger and the transactions contemplated under this Agreement (all of such consents, waivers and approvals having been set forth in Section 5.14 of the Target Disclosure Schedule), including, but not limited to, all consents, waivers and approvals that are necessary or required in connection with, or as a result of, the Merger to preserve all of Target’s rights and benefits in its business, assets, properties, leases and Material Contracts following the Merger and without incurring any additional or special liability, or accelerating any existing liability or obligation, in connection with or under its business, assets properties, leases and Material Contracts following the Merger; provided that, Target shall not be required to pay any material amounts, incur any additional or special liability, or suffer the acceleration of any existing liability or obligation in order to obtain any such consents, waivers and approvals.

5.15         Notification of Certain Matters.  Between the Agreement Date and the Effective Time, each of Acquiror and Target shall, upon obtaining Knowledge of any of the following, promptly notify the other of:

(a)           any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger;

(b)           any actions, suits, claims, investigations or other judicial proceedings to have commenced or have been threatened against such person or any of its Subsidiaries which, if pending on the Agreement Date, would have been required to have been disclosed pursuant to Section 2.9 hereof or which relate to the consummation of the Merger;

(c)           any breach or inaccuracy of any representation or warranty made  by such person as of the Agreement Date;

(d)           the occurrence or non-occurrence of any other event which is likely to cause any representation or warranty of such person contained in this Agreement to be materially untrue or inaccurate at or prior to the Effective Time; and

(e)           any failure of such person to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

Additionally, Target shall promptly notify Acquiror of any adverse determination or recommendation in connection with any governmental proceeding to license any of Target’s products and any report filed with the FDA regarding any adverse event with respect to any such product.  The delivery of any notice pursuant to this Section 5.15 shall not limit or otherwise affect any rights, obligations, or remedies available to a party.

5.16         Diligence Regarding Products.  The Acquiror shall, and shall cause any of its transferees or assignees, as required in Section 9.4(b) to, comply with and satisfy, in all respects, the obligations set forth in Section 9 as provided therein.

5.17         Payment of Transactional Expenses.  Acquiror shall pay up to $[]* of Transactional Expenses at the Closing and Target shall pay all other Transactional Expenses at Closing.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

5.18         Resignation of Directors and Officers.  Except as otherwise requested by Acquiror at or prior to the Closing, at the Closing, Target shall deliver to Acquiror the written resignation of each director and officer from such positions of Target and its Subsidiaries, provided, however, that in no case shall any such resignations have any effect with respect to change in control arrangements between such directors and officers on the one hand, and Target, on the other hand, that are disclosed on Section 2.17(k) of the Target Disclosure Schedule.

5.19         Financial Statements; Further Assurances.

(a)           On or prior to the third Business Day following the last day of each calendar month ending after the Agreement Date until the Closing, Target shall deliver to Acquiror an unaudited balance sheet of Target as of the end of the immediately preceding calendar month and the related unaudited statements of income and cash flows, respectively, of Target, for such period then ended (the “Monthly Financials”).

(b)           At the Closing, Target shall deliver to Acquiror an unaudited balance sheet of Target as of the Closing Date (the “Closing Balance Sheet”).

(c)           In the event that the Closing is to occur after December 31, 2009, on or prior to the third Business Day prior to the Closing, Target shall deliver to Acquiror (i) all Supporting Materials and (ii) in the event that the Closing is to occur after December 31, 2009, an unaudited balance sheet of Target as of December 31, 2009 and the related unaudited statements of income and cash flows, respectively, of Target, for the fiscal year ended on such date (the “2009 Unaudited Statements”).

(d)           Prior to the Closing, Target shall use reasonable efforts to cause Target’s auditors to agree to deliver all necessary consents to allow Acquiror to include the 2008 Audited Financials, the 2007 Audited Financials and all other Target financial statements (and such auditors’ reports with respect thereto) in Acquiror’s current and future registration statements filed with the SEC on Forms S-1, S-3, S-8 or any successor forms by incorporation by reference to any Current Report on Form 8-K to be filed with the SEC within four Business Days of the date hereof, as may be amended or otherwise.

(e)           At the Closing, Target shall deliver to Acquiror all of the applicable materials, work papers, documents, books, records, files (physical or electronic), information and other supporting materials, including financial accounting and other information with respect to Target and its Subsidiaries and all of their respective predecessors that are necessary or required to produce the audited and unaudited consolidated financials statements of Target for all periods prior to the Effective Time (the “Supporting Materials”).

6.             Conditions to the Merger.

6.1           Conditions to Obligation of Each Party to Effect the Merger.  The respective obligations of Acquiror and Merger Sub, on the one hand, and Target, on the other hand, to effect the Merger and otherwise to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that (i) any one or more of the following conditions may be waived by the agreement of Acquiror and Target and (ii) by proceeding with the Closing,

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

Acquiror, Merger Sub and Target will be deemed to have waived any of such conditions that remain unsatisfied):

(a)           No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction, or other legal restraint or prohibition preventing the consummation of the Merger shall have been issued and remain in effect, and no petition or request for any such injunction, order or other legal restraint or prohibition shall be pending, nor shall there be any statute, rule or regulation enacted or deemed applicable to the Merger that prohibits or prevents the consummation of the Merger or makes the consummation of the Merger illegal.

(b)           Required Stockholder Vote.  The Required Stockholder Vote shall have been obtained.

6.2           Additional Conditions to the Obligations of Acquiror and Merger Sub.  The obligations of each of Acquiror and Merger Sub, respectively, to effect the Merger and otherwise to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that (i) any one or more of the following conditions may be waived by Acquiror and (ii) by proceeding with the Closing, Acquiror and Merger Sub will be deemed to have waived any of such conditions that remain unsatisfied):

(a)           Representations and Warranties.  The representations and warranties of Target in this Agreement (i) that are qualified as to materiality or Target Material Adverse Effect shall be true and correct when made and as of the Closing Date as though each such representation and warranty had been made on and as of the Closing Date (except to the extent any such representation or warranty speaks as of any other specific date, in which case such representation or warranty shall have been accurate as of such date), and (ii) that are not so qualified shall be true and correct in all material respects when made and as of the Closing Date (except to the extent any such representation or warranty speaks as of any other specific date, in which case such representation or warranty shall have been accurate as of such date), except to the extent that such inaccuracies (considered collectively) do not have an Target Material Adverse Effect as of the Closing Date.

(b)           Compliance with Agreement.  Target shall have performed and complied in all material respects with all of its obligations under this Agreement to be performed or complied with by it before or at the Closing.

(c)           Closing Certificates.  Target will have executed and delivered to Acquiror, at and as of the Closing,

(i)            a certificate certifying that the conditions referred to in Sections 6.1(b), 6.2(a), 6.2(b) and 6.2(d) hereof have been satisfied;

(ii)           a certificate that incorporates by reference the representations and warranties set forth in Section 2.6 hereof and sets forth the information required to be set forth in Section 2.6 of the Target Disclosure Schedule as of the Effective Time,

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

which certificate shall be deemed to be a representation and warranty of Target hereunder (the “Capitalization Certificate”); and

(iii)          a certificate that sets forth (i) the respective portions of the Closing Payment and each Contingent Payment payable to each Former Holder and (ii) each Former Holder’s percentage interest in the Escrow Fund and the Committee Reimbursement Amount (the “Merger Consideration Certificate”).

(d)           Stockholder Approval.  The Merger, this Agreement and the other transactions contemplated hereby shall have been approved by Target’s stockholders who collectively hold shares of Target Capital Stock representing at least 97% of the issued and outstanding shares of Target Capital Stock.

(e)           Resignation of Directors and Officers.  The directors and officers of Target in office immediately prior to the Effective Time shall have resigned as directors and officers of Target effective as of the Effective Time.

(f)            Escrow Agreement and Payment Agent Agreement.  Acquiror and Escrow Agent shall have entered into the Escrow Agreement and Acquiror and Payment Agent shall have entered into the Payment Agent Agreement.

(g)           Third Party Consents.  Acquiror shall have been furnished with evidence reasonably satisfactory to it that Target has obtained the consents, approvals and waivers identified as “required consents” in Section 6.2(g) of the Acquiror Disclosure Schedule.

6.3           Additional Conditions to the Obligations of Target.  The obligations of Target to effect the Merger and to otherwise consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that (i) any one or more of the following conditions may be waived by Target and (ii) by proceeding with the Closing, Target will be deemed to have waived any of such conditions that remain unsatisfied):

(a)           Representations and Warranties.  The representations and warranties of Acquiror and Merger Sub in this Agreement (i) that are qualified as to materiality or Acquiror Material Adverse Effect shall be true and correct when made and as of the Closing Date as though each such representation and warranty had been made on and as of the Closing Date (except to the extent any such representation or warranty speaks as of any other specific date, in which case such representation or warranty shall have been accurate as of such date), and (ii) that are not so qualified shall be true and correct in all material respects when made and as of the Closing Date (except to the extent any such representation or warranty speaks as of any other specific date, in which case such representation or warranty shall have been accurate as of such date), except to the extent that such inaccuracies (considered collectively) do not have an Acquiror Material Adverse Effect as of the Closing Date.

(b)           Compliance with Agreement.  Acquiror and Merger Sub shall have performed and complied in all respects with their respective payment obligations, and in all material respects with all of their other respective obligations, under this Agreement to be performed or complied with by them before or at the Closing.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

(c)           Closing Certificate.  Acquiror and Merger Sub shall have executed and delivered to Target, at and as of the Closing, a certificate certifying that the conditions referred to in Sections 6.3 (a) and 6.3(b) hereof have been satisfied.

(d)           Escrow Agreement and Payment Agent Agreements.  Escrow Agent and the Stockholders’ Committee shall have entered into the Escrow Agreement and Payment Agent and the Stockholders’ Committee shall have entered in the Payment Agent Agreement.

7.             Termination.

7.1           Termination.  This Agreement may be terminated at any time prior to the Closing (with respect to Sections 7.1(b) through 7.1(f), by prior written notice from the terminating person to the other persons party hereto setting forth a brief description of the basis for termination):

(a)           by the mutual written consent of Acquiror and Target;

(b)           by either Acquiror or Target if the Merger shall not have been consummated by the date which is 60 days after the Agreement Date; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to either Acquiror or Target whose material breach of a representation or warranty or failure to comply with or perform any covenant under this Agreement, including with respect to Target, the delivery of the Monthly Financials, the Closing Balance Sheet, the 2009 Unaudited Statements (if required by Section 5.19 hereof) or the Supporting Materials pursuant to Section 5.19 hereof, has been the cause of, or resulted in the failure of, the Merger to occur on or before such date;

(c)           by either Acquiror or Target if a court of competent jurisdiction shall have issued a non-appealable final and permanent injunction, or other binding legal restraint or prohibition, having the effect of permanently prohibiting or preventing the consummation of the Merger or the other transactions contemplated hereby;

(d)           without limiting the right of either Acquiror or Target to terminate this Agreement pursuant to Section 7.1(b), by Target if (i) there is an inaccuracy in any of the representations or warranties of Acquiror or Merger Sub in this Agreement such that the condition set forth in Section 6.3(a) would not be satisfied, or there has been a breach by Acquiror or Merger Sub of any of their respective covenants in this Agreement such that the condition set forth in Section 6.3(b) would not be satisfied, (ii) Target shall have delivered to Acquiror a written notice of breach, and (iii) at least 60 days shall have elapsed since the delivery of such notice without such breach having been cured;

(e)           by Target if (i) Target previously has not breached any of its obligations under Section 5.12, (ii) Target previously has solicited the Required Stockholder Vote in full compliance with all of Target’s obligations under Section 5.4 and the Required Stockholder Vote has not been obtained and (iii) concurrently with such termination Target enters into a definitive agreement with respect to a Superior Proposal in accordance with Section 5.12;

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

(f)            without limiting the right of either Acquiror or Target to terminate this Agreement pursuant to Section 7.1(b), by Acquiror if (i) there is an inaccuracy in any of the representations or warranties of Target in this Agreement such that the condition set forth in Section 6.2(a) would not be satisfied, or there has been a breach by Target of any of its covenants in this Agreement such that the condition set forth in Section 6.2(b) would not be satisfied, (ii) Acquiror shall have delivered to Target a written notice of breach, and (iii) at least 60 days shall have elapsed since the delivery of such notice without such breach having been cured;

(g)           by Acquiror, at any time prior to (but not following) 11:59 p.m. Boston time on the day immediately following the Agreement Date, if the Required Stockholder Vote shall not have been obtained by such time; or

(h)           by Acquiror:

(i)            if Target shall have breached Section 5.12;

(ii)           if the board of directors of Target or any committee thereof withdraws or modifies, in a manner adverse to Acquiror, or proposes to withdraw or modify, in a manner adverse to Acquiror, its approval or recommendation of this Agreement, fails to recommend to Target’s stockholders that they adopt this Agreement or approves or recommends, or proposes to approve or recommend, any Takeover Proposal; or

(iii)          if the board of directors of Target fails to reaffirm publicly and unconditionally its recommendation to Target’s stockholders that they adopt this Agreement promptly after Acquiror’s request to do so (which request may be made at any time), which public reaffirmation must also include the unconditional rejection of any Takeover Proposal if so requested by Acquiror.

7.2           Effect of Termination.

(a)           If this Agreement is validly terminated by Target pursuant to Section 7.1(e) hereof, then Target shall pay to Acquiror, in cash, a fee in the amount equal to Five Million Dollars ($5,000,000).  Any fee due under this Section 7.2(a) shall be paid by wire transfer of same-day funds on the date of termination of this Agreement.

(b)           In the event of termination of this Agreement as provided in Section 7.1, then (i) the provisions of this Section 7.2, Section 7.3 and Section 10 shall survive any such termination, (ii) such termination shall not relieve any party hereto from liability arising from willful breach by such person of its representations or warranties under this Agreement or from any breach of a covenant of such person under this Agreement, if such breach occurred prior to such termination, (iii) each party hereto will return all documents, work papers and other material of the other party or parties relating to the transactions contemplated hereby including such memoranda, notes, lists, records or other documents compiled or derived from such material, whether so obtained before or after the execution hereof, to the party furnishing the same and (iv) all information received by any party hereto with respect to the business of the other parties hereto or their affiliated companies shall remain subject to the terms of the Confidentiality Agreement.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

7.3                           Costs and Expenses.  Except as otherwise provided in this Agreement and whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be borne by the person incurring such expenses.  The fees and expenses of the Escrow Agent and the Payment Agent shall be borne and paid by Acquiror.

8.             Escrow and Indemnification

8.1           Escrow Fund.  The Escrow Fund:  (A) shall be held by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement; (B) shall be held as an interest bearing trust fund and shall not be subject to any lien, attachment, trustee process or other judicial process of any creditor of any person; and (C) shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement.

8.2           Indemnification.

(a)           Expiration of Representations, Warranties and Covenants.  All representations and warranties (except for those representations and warranties set forth in Section 2.6, the Capitalization Certificate, Section 2.16 and Section 2.20, each of which shall survive until the date on which the last Contingent Payment, if any, is made) by Target in this Agreement shall expire on the one year anniversary of the Closing Date (as applicable to any representation or warranty, the “Representation Termination Date”); provided, however, that if at any time prior to the applicable Representation Termination Date, Acquiror delivers to the Stockholders’ Committee a notice stating the existence of an inaccuracy in any of the representations and warranties made by Target (and setting forth in reasonable detail the basis for Acquiror’s determination that such inaccuracy exists and the amount of the Damages incurred by Acquiror as a result of such inaccuracy) and asserting a claim for recovery under this Section 8.2 based on such inaccuracy, then the claim asserted in such notice shall survive the applicable Representation Termination Date until such time as such claim is fully and finally resolved.  All obligations of the parties under the covenants contained herein (including the covenants set forth in Sections 4 and 5) shall expire at the Effective Time, except to the extent that any such covenant expressly specifies that it is to be (or is otherwise required by this Agreement to be) performed after the Effective Time; provided, however, that notwithstanding the expiration of the parties’ obligations under such covenants, claims for breaches of any covenants of Target prior to their expiration may be brought after the Effective Time and until the date on which the last Contingent Payment, if any, is made. Notwithstanding anything to the contrary expressed or implied in this Section 8.2(a), nothing in this Section 8.2(a) shall limit Acquiror’s ability to assert a Fraud Claim at any time prior to the date on which the last Contingent Payment, if any, is paid.

(b)           Indemnification.

(i)            Subject to the limitations set forth in Sections 8.2(a) and 8.2(c) and the other limitations set forth in this Agreement, the Escrow Fund has been deposited with the Escrow Agent for the purpose of, and all of the Escrow Fund (as well as a portion of the Contingent Consideration subject to, and in accordance with, the provisions of this Section 8) shall be available for, indemnifying, defending, protecting and holding harmless Acquiror, Merger Sub, the Surviving Corporation and each of the directors, officers, employees,

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

agents, representatives and Affiliates of Acquiror, the Surviving Corporation and/or Merger Sub (all persons entitled to indemnification under this Section 8.2(b)(i) being hereinafter referred to as the “Acquiror Indemnified Parties”) from and against any and all Damages related to or arising, directly or indirectly, out of or in connection with (A) any inaccuracy in any representation or warranty of Target set forth in Section 2, (B) the breach of any covenant of Target in this Agreement required to be performed at or prior to the Effective Time, and (C) (1) any inaccuracy in any representation or warranty of Target set forth in Section 2.16(p) (disregarding for all purposes of this Section 8 any disclosures on the Target Disclosure Schedule or otherwise with respect to the representations and warranties made in such Section 2.16(p)), (2) the misclassification of any employee as an independent contractor for Tax purposes, or (3) an underpayment of sales or use Taxes (each a “Specified Tax Claim”).  For purposes of this Section 8, “Damages” shall mean any liabilities, losses, damages, penalties, fines, costs, Taxes or expenses, including reasonable legal, expert and consultant fees and expenses, but excluding any special, indirect, consequential, exemplary or punitive damages that are not recoverable under Applicable Law by virtue of not being foreseeable; provided that for purposes of computing the amount of any Damages incurred by Acquiror there shall be deducted an amount equal to the amount of any insurance proceeds, indemnification payments, contribution payments, tax benefits, or reimbursements actually received (or, in the case of tax benefits, actually receivable) by Acquiror or any of its Affiliates in connection with such Damages or any of the circumstances giving rise thereto.  The parties agree that any indemnity payment made pursuant to this Section 8, including any amounts released to Acquiror from the Escrow Fund or offset against any Contingent Payment pursuant to this Section 8.2 shall be treated as a reduction in the aggregate consideration paid in connection with the Merger for all income Tax purposes.

(ii)           Any payments made from the Escrow Fund pursuant to this Section 8.2(b) shall automatically reduce on a pro-rata basis the interest in the Merger Consideration of each Former Holder that would have otherwise received such payments.  In the event that the Escrow Fund is not sufficient to indemnify, defend, protect and hold harmless Acquiror or any of the other Acquiror Indemnified Parties from and against any and all Damages to which Acquiror or such other Acquiror Indemnified Party shall be entitled to indemnification under this Section 8.2(b), then Acquiror or such other Acquiror Indemnified Party, as the case may be, shall also be entitled to additional indemnification pursuant to the set off provisions of Section 9.3 hereof.

(c)           Limitations of Liability.

(i)            Subject to Section 8.2(c)(iv), the right of Acquiror to be indemnified from the Escrow Fund and the Contingent Payments pursuant to this Section 8 shall be the sole and exclusive remedy with respect to any inaccuracy of any representation or warranty of Target contained in, or any breach by Target of any covenant or agreement contained in, this Agreement, or otherwise in connection with the transactions contemplated by this Agreement.  Subject to Section 8.2(c)(iv), no current or former stockholder, optionholder, director, officer, employee, Affiliate or advisor of Target or party to the Escrow Agreement shall have any personal or individual liability of any nature to Acquiror, the Surviving Corporation or any Affiliate of Acquiror or the Surviving Corporation with respect to any inaccuracy of any representation or warranty contained in, or any breach of, this Agreement, or otherwise in connection with the transactions contemplated by this Agreement.  The parties acknowledge that

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

(A) except as set forth in the Letter of Transmittal, no current or former stockholder, director, officer, employee, Affiliate or advisor of Target or any party to the Escrow Agreement has made or is making any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied, (B) except as expressly provided in Section 2 or elsewhere in this Agreement, the Target Disclosure Schedule, the Target Determination and the Capitalization Certificate and other certificates delivered in connection with this Agreement and the consummation of the transactions contemplated hereby, Target has not made and is not making any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied, and (C) except as expressly provided in Section 2 or elsewhere in this Agreement, the Target Disclosure Schedule, the Capitalization Certificate and other certificates delivered in connection with this Agreement and the consummation of the transactions contemplated hereby and the Letter of Transmittal, Acquiror is not relying and has not relied on any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied.

(ii)           Without limiting the effect of any other limitation contained in this Section 8, the indemnification provided for in this Section 8.2 shall not apply, and Acquiror shall not be entitled to exercise any indemnification rights under this Agreement, except to the extent that the aggregate amount of the Damages against which Acquiror would otherwise be entitled to be indemnified under this Section 8.2 exceeds $500,000 (the “Basket Amount”).  If the aggregate amount of such Damages exceeds the Basket Amount, then Acquiror shall, subject to the other limitations contained herein (including, without limitation, Section 9.3(a) hereof), be entitled to be indemnified from the Escrow Fund and the Contingent Payments only against the portion of such Damages in excess of the Basket Amount; provided, however, that the limitations set forth in this Section 8.2(c)(ii) shall not be applicable to any indemnification under this Section 8.2 with respect to (and Acquiror shall be entitled to be indemnified under this Section 8.2 for any and all Damages, irrespective of the Basket Amount, related to or arising, directly or indirectly, out of or in connection with) (A) any breach of any covenant or agreement of Target or any of its Subsidiaries set forth in this Agreement (a “Covenant Claim”), (B) any breach of those representations and warranties set forth in Section 2.6 or the Capitalization Certificate (a “Capitalization Claim”), (C) any breach of those representations and warranties set forth in Section 2.20, (D) any Fraud Claim (as defined in Section 8.2(c)(iv) below) or (E) any Specified Tax Claim or any breach of the representations and warranties set forth in Section 2.16 or of the covenants set forth in Section 4.1(m) or Section 5.13 (each a “Tax Claim”).

(iii)          Without limiting the effect of any other limitation contained in this Section 8, the indemnification provided for in this Section 8.2 shall not apply, and Acquiror shall not be entitled to exercise any indemnification rights under this Agreement, with respect to a Tax Claim, other than a Tax Claim related to or arising, directly or indirectly, out of or in connection with a Specified Tax Claim (each such Tax Claim other than a Specified Tax Claim, a “Restricted Tax Claim”), except to the extent that the aggregate amount of the Damages against which Acquiror would otherwise be entitled to be indemnified under this Section 8.2 with respect to all Restricted Tax Claims exceeds $50,000 (the “Tax Basket Amount”).  If the aggregate amount of such Damages exceeds the Tax Basket Amount, then Acquiror shall, subject to the other limitations contained herein (including, without limitation,

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

Section 9.3(a) hereof), be entitled to be indemnified from the Escrow Fund and the Contingent Payments only against the portion of such Damages in excess of the Tax Basket Amount.

(iv)          Nothing in this Section 8.2(c) shall limit any remedy Acquiror may have against any person who committed fraud for such fraud (a “Fraud Claim”), nor shall it limit any Party’s remedies under Section 10.6 hereof.

(d)           Defense of Third-Party Claims.  Promptly after Acquiror obtains knowledge of any actual or possible claim, demand, suit, action, arbitration, investigation, inquiry or proceeding that has been or may be brought or asserted by a third party against Acquiror or any of Acquiror’s Subsidiaries or other Affiliates and that may be subject to indemnification hereunder (a “Third-Party Claim”), Acquiror shall promptly give notice of such Third-Party Claim to the Stockholders’ Committee, stating the nature and basis of such Third-Party Claim and the dollar amount of such Third-Party Claim, to the extent known.  The Stockholders’ Committee shall have the right at its election, exercisable at any time prior to the 30th day after the Stockholders’ Committee obtains knowledge of such Third Party Claim, to defend any Third-Party Claim (other than a Third-Party Claim that, if decided in a manner adverse to Acquiror or any of the other Acquiror Indemnified Parties, could reasonably result in either an obligation to pay monetary damages in an amount greater than the aggregate cash amount remaining in the Escrow Fund and available to pay such damages or would materially adversely affect any of the Acquiror Indemnified Parties or their respective businesses), in which case: (i) Stockholders’ Committee shall diligently and in good faith defend such Third-Party Claim; (ii) the attorneys’ fees of counsel reasonably acceptable to Acquiror (approval of such counsel not to be unreasonably withheld), other professionals’ and experts’ fees and court or arbitration costs incurred by the Stockholders’ Committee in connection with defending such Third-Party Claim shall be payable from the Escrow Fund, without the requirement of any consent or approval by Acquiror; (iii) Acquiror shall not be entitled to be indemnified (from the Escrow Fund or otherwise) for any costs or expenses incurred by Acquiror in connection with the defense of such Third-Party Claim; (iv) Acquiror shall be entitled to monitor such defense at its expense; (v) Acquiror shall make available to the Stockholders’ Committee all books, records and other documents and materials that are under the direct or indirect control of Acquiror or any of its Subsidiaries or other Affiliates and that the Stockholders’ Committee considers necessary or desirable for the defense of such Third-Party Claim; (vi) Acquiror shall execute such documents and take such other actions as the Stockholders’ Committee may reasonably request for the purpose of facilitating the defense of, or any settlement, compromise or adjustment relating to, such Third-Party Claim; (vii) Acquiror shall otherwise fully cooperate as reasonably requested by the Stockholders’ Committee in the defense of such Third-Party Claim; (viii) Acquiror shall not admit any liability with respect to such Third-Party Claim; and (ix) the Stockholders’ Committee shall not enter into any settlement agreement providing for the settlement of such Third-Party Claim without the prior written consent of Acquiror (which consent shall not be unreasonably withheld) if such settlement agreement imposes on Acquiror or any of its Subsidiaries or other Affiliates any obligation, other than an obligation to pay monetary damages in an amount less than the aggregate cash amount remaining in the Escrow Fund and available to pay such damages.  If the Stockholders’ Committee elects not to defend such Third-Party Claim or otherwise fails or is unable or unwilling to defend such Third Party Claim, then Acquiror shall have the right at its election, at any time, to defend such Third-Party Claim, in which case the provisions of clauses (ii)-(viii) set forth above in this Section 8.2(d)

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

shall not be applicable to such Third Party Claim and Acquiror shall have the right to settle and compromise such Third-Party Claim, provided that Acquiror shall have no right to seek indemnification under this Section 8 in respect of such Third-Party Claim for any settlement entered into without the prior written consent of the Stockholders’ Committee, which consent shall not be unreasonably withheld.

(e)           Subrogation.  To the extent that Acquiror obtains indemnification pursuant to this Section 8 with respect to any Damages, the Stockholders’ Committee shall be entitled to exercise, and shall be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that Acquiror or any of Acquiror’s Subsidiaries or other Affiliates may have against any other person with respect to such Damages. Acquiror shall take such actions as the Stockholders’ Committee may reasonably request for the purpose of enabling the Stockholders’ Committee to perfect or exercise the right of subrogation of the Stockholders’ Committee under this Section 8.2(e).

(f)            Payment of Indemnification Claims Made by Acquiror Indemnified Parties.  In the event of any claim for indemnification pursuant to Section 8.2 hereof, the Acquiror Indemnified Party will notify the Stockholders’ Committee and, if applicable, the Escrow Agent in writing with reasonable specificity of the amount and circumstances surrounding such claim, provided, however, that failure to give such notice shall not affect such Acquiror Indemnified Party’s right to indemnification hereunder, except to the extent that the indemnifying party is prejudiced thereby.  If within thirty (30) days of receipt by the Stockholders’ Committee of any such notice of any claim for indemnification the Stockholders’ Committee has not contested such claim in writing to Acquiror and the Escrow Agent, the full amount thereof shall be paid to the Acquiror Indemnified Party out of the Escrow Fund to the extent available and subject to the limitations set forth in Section 8.2(c) hereof, within two (2) days after the expiration of such 30-day period. In the event the Stockholders’ Committee objects to the payment of any such claim, the amount of any claim not contested shall be paid to the Acquiror and any amount so contested shall remain with the Escrow Agent until the settlement or final adjudication of the dispute as evidenced by the final order of a court of competent jurisdiction or an agreement in writing signed by the Stockholders’ Committee and the Acquiror. To the extent the Escrow Fund is insufficient or not available to satisfy the full amount of such claim for indemnification, Acquiror shall be entitled to set off, and accordingly reduce, each Contingent Payment that Acquiror would otherwise be required to make pursuant to Section 9 hereof, subject to the limitations set forth in Section 8.2(c) hereof and Section 9.3(a).

8.3         Stockholders’ Committee.

(a)           By virtue of the adoption of this Agreement by Target’s stockholders, and without further action of any Target stockholder, optionholder, or warrantholder, each Former Holder shall be deemed to have irrevocably constituted and appointed Eckard Weber and Dennis Podlesak (and by execution of this Agreement they hereby accept such appointment), together, as agents and attorneys-in-fact (“Stockholders’ Committee”) for and on behalf of the Former Holders, with full power of substitution, to act in the name, place and stead of each Former Holder with respect to this Section 8, the Payment Agent Agreement and the Escrow Agreement and the taking by the Stockholders’ Committee of any and all actions and the making of any decisions required or permitted to be taken by the Stockholders’

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

Committee under this Agreement, the Payment Agent Agreement or the Escrow Agreement, including the exercise of the power to: (i) give and receive notices and communications under this Section 8, the Payment Agent Agreement or the Escrow Agreement; (ii) authorize delivery to Acquiror of cash from the Escrow Fund in satisfaction of claims for indemnification made by Acquiror under this Section 8; (iii) object to claims for indemnification made by Acquiror under this Section 8; (iv) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to claims for indemnification made by Acquiror under this Section 8; and (v) take all actions necessary or appropriate in the good faith judgment of the Stockholders’ Committee for the accomplishment of the foregoing.  The power of attorney granted in this Section 8.3 is coupled with an interest and is irrevocable, may be delegated by the Stockholders’ Committee and shall survive the death or incapacity of any Former Holder.  The identity of members of the Stockholders’ Committee and the terms of the agency may be changed, and successor members of the Stockholders’ Committee may be appointed, from time to time (including in the event of the death, disability or other incapacity of a member of the Stockholders’ Committee) by Former Holders whose aggregate Pro Rata Portions exceed 50%, and any such successor shall succeed such member of the Stockholders’ Committee as a member of the Stockholders’ Committee hereunder.  No bond shall be required of the Stockholders’ Committee, and the Stockholders’ Committee shall receive no compensation for their services.

(b)           The Stockholders’ Committee, both as a group and its individual members, shall not be liable for any liability, loss, damage, penalty, fine, cost or expense incurred by the Stockholders’ Committee while acting in good faith and arising out of or in connection with the acceptance or administration of their duties hereunder (it being understood that any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith).  Each Former Holder (in the same proportion as the portion of the Upfront Payment to which such Former Holder is entitled as of the Effective Time bears to the portion of the Upfront Payment to which all Former Holders collectively are entitled as of the Effective Time) agrees to indemnify the Stockholders’ Committee against liability for any action taken or not taken by him in his capacity as such agent. The Committee Reimbursement Amount, any Contingent Payment and any amounts of the Escrow Fund being released to the Former Holders pursuant to this Agreement and the Escrow Agreement (prior to distribution to the Former Holders) shall be available to indemnify and hold the Stockholders’ Committee, and any member thereof, harmless against any liability, loss, damage, penalty, fine, cost or expense incurred by the Stockholders’ Committee without bad faith on the part of the Stockholders’ Committee and arising out of or in connection with the acceptance or administration of their duties under this Agreement and the Escrow Agreement.  The Stockholders’ Committee shall be entitled to recover any out-of-pocket costs and expenses (“Committee Reimbursable Expenses”) reasonably incurred by the Stockholders’ Committee in connection with actions taken by the Stockholders’ Committee pursuant to the terms of this Agreement or the Escrow Agreement (including the hiring of legal counsel and the incurring of legal fees and costs) from the Committee Reimbursement Amount, any Contingent Payment and any amounts of the Escrow Fund being released to the Former Holders pursuant to this Agreement and the Escrow Agreement (prior to distribution to the Former Holders), without the requirement of any consent or approval by Acquiror.

(c)           From and after the Effective Time, Acquiror shall cause the Surviving Corporation to provide the Stockholders’ Committee with reasonable access to

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

information about the Surviving Corporation and the reasonable assistance of the officers and employees of Acquiror and the Surviving Corporation for purposes of performing their duties and exercising their rights under this Agreement, provided that the Stockholders’ Committee shall enter into a confidentiality and nondisclosure agreement with Acquiror and the Surviving Corporation on terms satisfactory to Acquiror and the Stockholders’ Committee pursuant to which the Stockholders’ Committee shall agree to treat confidentially any nonpublic information he receives from Acquiror regarding the Acquiror, the Surviving Corporation or any of their respective officers, directors, employees or Affiliates (except in connection with the performance by the Stockholders’ Committee of their duties or the exercise of the Stockholder’ Committee’s rights under this Agreement).

8.4           Actions of the Stockholders’ Committee.  From and after the Effective Time, a decision, act, consent or instruction of the Stockholders’ Committee shall constitute a decision of all Former Holders and shall be final, binding and conclusive upon each Former Holders, and the Escrow Agent and Acquiror may rely upon any decision, act, consent or instruction of the Stockholders’ Committee as being the decision, act, consent or instruction of each Former Holders.  Acquiror and Surviving Corporation are hereby relieved from any liability to any person for any acts done by Stockholders’ Committee and any acts done by Acquiror or Surviving Corporation in accordance with any such decision, act, consent or instruction of the Stockholders’ Committee.

9.             Contingent Payments; Diligence Requirements.

9.1           Milestones.  As part of the consideration being paid in respect of the shares of Target Capital Stock, Target Options and Target Warrants outstanding immediately prior to the Effective Time pursuant to the terms of this Agreement and the Payment Agent Agreement, Acquiror shall pay each of the following Contingent Payments upon the []* occurrence of each of the following Milestone events to which such Contingent Payments relates (whether achieved by Acquiror, the Surviving Corporation or any of their Affiliates or licensees):

(a)           Promptly (and in any event within []* Business Days thereafter) upon the occurrence of the Completion of Current Phase II Study Milestone, Acquiror shall []* and, within 30 days following the occurrence of the Completion of Current Phase II Study Milestone, Acquiror shall pay or cause to be paid to the Payment Agent for the benefit of the Former Holders in their Pro Rata Portions an amount equal to the Completion of Current Phase II Study Contingent Payment.

(b)           If and only if the Commencement of Pivotal Study - 1st Target Combo Product Indication Milestone has not occurred previously, promptly (and in any event within []* Business Days thereafter) upon the occurrence of the Commencement of Pivotal Study - 1st Other Product Indication Milestone, Acquiror shall []* and, within 30 days following the occurrence of the Commencement of Pivotal Study - 1st Other Product Indication Milestone, Acquiror shall pay or cause to be paid to the Payment Agent for the benefit of the Former Holders in their Pro Rata Portions an amount equal to the  Commencement of Pivotal Study - 1st Other Product Indication Contingent Payment.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

(c)           Promptly (and in any event within []* Business Days thereafter) upon the occurrence of the Commencement of Pivotal Study - 1st Target Combo Product Indication Milestone, Acquiror shall []* and, within 30 days following the occurrence of the Commencement of Pivotal Study - 1st Target Combo Product Indication Milestone, Acquiror shall pay or cause to be paid to the Payment Agent for the benefit of the Former Holders in their Pro Rata Portions (1), in the event that the Commencement of Pivotal Study - 1st Other Product Indication Contingent Payment has not been made previously pursuant to Section 9.1(b), an amount equal to the Commencement of Pivotal Study - 1st Target Combo Product Indication Contingent Payment or (2), in the event that the Commencement of Pivotal Study - 1st Other Product Indication Contingent Payment has been made previously pursuant to Section 9.1(b), an amount equal to (A) the Commencement of Pivotal Study - 1st Target Combo Product Indication Contingent Payment minus (B) the Commencement of Pivotal Study - 1st Other Product Indication Contingent Payment.

(d)           If and only if the Commencement of Pivotal Study - 2nd Target Combo Product Indication Milestone has not occurred previously, promptly (and in any event within []* Business Days thereafter) upon the occurrence of the Commencement of Pivotal Study - 2nd Other Product Indication Milestone, Acquiror shall []* and, within 30 days following the occurrence of the Commencement of Pivotal Study - 2nd Other Product Indication Milestone, Acquiror shall pay or cause to be paid to the Payment Agent for the benefit of the Former Holders in their Pro Rata Portions an amount equal to the Commencement of Pivotal Study - 2nd Other Product Indication Contingent Payment.

(e)           Promptly (and in any event within []* Business Days thereafter) upon the occurrence of the Commencement of Pivotal Study - 2nd Target Combo Product Indication Milestone, Acquiror shall []* and, within 30 days following the occurrence of the Commencement of Pivotal Study - 2nd Target Combo Product Indication Milestone, Acquiror shall pay or cause to be paid to the Payment Agent for the benefit of the Former Holders in their Pro Rata Portions (1), in the event that the Commencement of Pivotal Study - 2nd Other Product Indication Contingent Payment has not been made previously pursuant to Section 9.1(d), an amount equal to the Commencement of Pivotal Study - 2nd Target Combo Product Indication Contingent Payment  or (2) in the event that the Commencement of Pivotal Study - 2nd Other Product Indication Contingent Payment has been made previously pursuant to Section 9.1(d), an amount equal to (A) the Commencement of Pivotal Study - 2nd Target Combo Product Indication Contingent Payment minus (B) Commencement of Pivotal Study - 2nd Other Product Indication Contingent Payment.

(f)            If and only if the Completion of Phase II Target Combo Product Pneumonia Study Milestone has not occurred previously, promptly (and in any event within []* Business Days thereafter) upon the occurrence of the Completion of Phase II Other Product Pneumonia Study Milestone, Acquiror shall []* and, within 30 days following the occurrence of the Completion of Phase II Other Product Pneumonia Study Milestone, Acquiror shall pay or cause to be paid to the Payment Agent for the benefit of the Former Holders in their Pro Rata Portions an amount equal to the Completion of Phase II Other Product Pneumonia Study Contingent Payment.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

(g)           Promptly (and in any event within []* Business Days thereafter) upon the occurrence of the Completion of Phase II Target Combo Product Pneumonia Study Milestone, Acquiror shall []* and, within 30 days following the occurrence of the Completion of Phase II Target Combo Product Pneumonia Study Milestone, Acquiror shall pay or cause to be paid to the Payment Agent for the benefit of the Former Holders in their Pro Rata Portions (1), in the event that the Completion of Phase II Other Product Pneumonia Study Milestone has not been made previously pursuant to Section 9.1(f), an amount equal to the Completion of Phase II Target Combo Product Pneumonia Study Contingent Payment or (2) in the event that the Completion of Phase II Other Product Pneumonia Study Contingent Payment has been made previously pursuant to Section 9.1(f), an amount equal to (A) the Completion of Phase II Target Combo Product Pneumonia Study Contingent Payment minus (B) the Completion of Phase II Other Product Pneumonia Study Contingent Payment.

(h)           If and only if the NDA Acceptance Target Combo Product Milestone has not occurred previously, promptly (and in any event within []* Business Days thereafter) upon the occurrence of the NDA Acceptance Other Product Milestone, Acquiror shall []* and, within 30 days following the occurrence of the NDA Acceptance Other Product Milestone, Acquiror shall pay or cause to be paid to the Payment Agent for the benefit of the Former Holders in their Pro Rata Portions an amount equal to the NDA Acceptance Other Product Contingent Payment.

(i)            Promptly (and in any event within []* Business Days thereafter) upon the occurrence of the NDA Acceptance Target Combo Product Milestone, Acquiror shall []* and, within 30 days following the occurrence of the NDA Acceptance Target Combo Product Milestone, Acquiror shall pay or cause to be paid to the Payment Agent for the benefit of the Former Holders in their Pro Rata Portions (1), in the event that the NDA Acceptance Other Product Milestone has not been made previously pursuant to Section 9.1(h), an amount equal to the NDA Acceptance Target Combo Product Contingent Payment or (2) in the event that the NDA Acceptance Other Product Contingent Payment has been made previously pursuant to Section 9.1(h), an amount equal to (A) the NDA Acceptance Target Combo Product Contingent Payment minus (B) the NDA Acceptance Other Product Contingent Payment.

(j)            If and only if the First Commercial Sale U.S. Target Combo Product Milestone has not occurred previously, promptly (and in any event within []* Business Days thereafter) upon the occurrence of the First Commercial Sale U.S. Other Product Milestone, Acquiror shall []* and, within 30 days following the occurrence of the First Commercial Sale U.S. Other Product Milestone, Acquiror shall pay or cause to be paid to the Payment Agent for the benefit of the Former Holders in their Pro Rata Portions an amount equal to the First Commercial Sale U.S. Other Product Contingent Payment.

(k)           Promptly (and in any event within []* Business Days thereafter) upon the occurrence of the First Commercial Sale U.S. Target Combo Product Milestone, Acquiror shall []* and, within 30 days following the occurrence of the First Commercial Sale U.S. Target Combo Product Milestone, Acquiror shall pay or cause to be paid to the Payment Agent for the benefit of the Former Holders in their Pro Rata Portions (1), in the event that the First Commercial Sale U.S. Other Product Milestone has not been made previously pursuant to Section 9.1(j), an amount equal to the First Commercial Sale U.S. Target Combo Product

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

Contingent Payment or (2) in the event that the First Commercial Sale U.S. Other Product Contingent Payment has been made previously pursuant to Section 9.1(j), an amount equal to (A) the First Commercial Sale U.S. Target Combo Product Contingent Payment minus (B) the First Commercial Sale U.S. Other Product Contingent Payment.

(l)            If and only if the First Commercial Sale E.U. Target Combo Product Milestone has not occurred previously, promptly (and in any event within []* Business Days thereafter) upon the occurrence of the First Commercial Sale E.U. Other Product Milestone, Acquiror shall []* and, within 30 days following the occurrence of the First Commercial Sale E.U. Other Product Milestone, Acquiror shall pay or cause to be paid to the Payment Agent for the benefit of the Former Holders in their Pro Rata Portions an amount equal to the First Commercial Sale E.U. Other Product Contingent Payment.

(m)          Promptly (and in any event within []* Business Days thereafter) upon the occurrence of the First Commercial Sale E.U. Target Combo Product Milestone, Acquiror shall []* and, within 30 days following the occurrence of the First Commercial Sale E.U. Target Combo Product Milestone, Acquiror shall pay or cause to be paid to the Payment Agent for the benefit of the Former Holders in their Pro Rata Portions (1), in the event that the First Commercial Sale E.U. Other Product Milestone has not been made previously pursuant to Section 9.1(l), an amount equal to the First Commercial Sale E.U. Target Combo Product Contingent Payment or (2) in the event that the First Commercial Sale E.U. Other Product Contingent Payment has been made previously pursuant to Section 9.1(l), an amount equal to (A) the First Commercial Sale E.U. Target Combo Product Contingent Payment minus (B) the First Commercial Sale E.U. Other Product Contingent Payment.

(n)           Within []* days after the end of the fiscal quarter in any calendar year in which the First Sales Milestone is met, Acquiror shall []* and, within []* days following the []*, Acquiror shall pay or cause to be paid to the Payment Agent for the benefit of the Former Holders in their Pro Rata Portions an amount equal to the First Sales Contingent Payment.

(o)           Within []* days after the end of the fiscal quarter in any calendar year in which the Second Sales Milestone is met, Acquiror shall []* and, within []* days following the []*, Acquiror shall pay or cause to be paid to the Payment Agent for the benefit of the Former Holders in their Pro Rata Portions an amount equal to the Second Sales Contingent Payment.  For the avoidance of doubt, the First Sales Milestone and the Second Sales Milestone may occur in the same calendar year, []*.

9.2           Payment Procedures.

(a)           Each Contingent Payment shall be paid in U.S. Dollars by wire transfer of immediately available funds into an account designated in writing by the Payment Agent pursuant to the Payment Agent Agreement.  Each Contingent Payment shall be non-refundable and non-creditable against any other payments due under this Agreement, but shall be subject to off set as set forth in Section 8, Section 9.3 and elsewhere in this Agreement. Each Contingent Payment shall only be []*.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

(b)           As promptly as practicable following receipt by the Payment Agent of each Contingent Payment, if any, pursuant to Section 9.1, the Payment Agent shall pay pursuant to the Payment Agent Agreement to each Former Holder such person’s Pro Rata Portion of such Contingent Payment, as applicable.  All payments shall be made by wire transfer of immediately available funds (or by check, as reasonably directed by such person).  The right of the Former Holders to receive their respective Pro Rata Portions of the Contingent Payments shall not be evidenced by any form of certificate or instrument.

(c)           If any Milestone occurs prior to the Effective Time, (1) Acquiror shall not be obligated to make any Contingent Payment unless the Effective Time occurs, and (2) the related Contingent Payment will be payable at the Effective Time.

(d)           No interest shall accrue on any Contingent Payments, if any, to be paid hereunder; provided such Contingent Payments are timely made in accordance with the terms of this Agreement.  Interest on Contingent Payments not timely made in accordance with the terms hereof will accrue at an annual rate equal to the prime rate published in The Wall Street Journal (or a successor publication in the event The Wall Street Journal is no longer available) on the applicable due date of the late payment[]*.

9.3           Adjustments.

(a)           Any Contingent Payment that is payable following the completion of a Milestone (i) shall be reduced by the aggregate amount of any claim for indemnification or reimbursement by any Acquiror Indemnified Party pursuant to Section 8 of this Agreement not previously paid from or reserved against the Initial Escrow Fund (each an “Acquiror Set-Off Claim”), provided, however, that, notwithstanding the foregoing, such Contingent Payment shall not be reduced pursuant to the foregoing provisions of this Section 9.3(a) by more than an amount equal to the sum of []* of such Contingent Payment, plus the Special Set Off Amount (as defined below), except that the limitation set forth in this proviso shall not apply to (A) any Covenant Claim or (B) any Fraud Claim, and (ii) shall be reduced by the aggregate amount of any Committee Reimbursable Expenses payable under Section 8.3 to the extent not previously paid from the Upfront Payment, the Committee Reimbursement Amount or any prior Contingent Payment.  The term “Special Set Off Amount” shall mean (A) []*, minus (B) the aggregate amount of all Special Tax Claims actually paid from the Escrow Fund or set off against any prior Contingent Payment, plus (C) an amount equal to all Acquiror Set-Off Claims (other than Special Tax Claims), provided that such amount shall in no event exceed the aggregate amount of Special Tax Claims paid out of the Initial Escrow Fund. For the avoidance of doubt, the Special Set Off Amount shall only be available for payment of any Special Tax Claims and any Acquiror Set-Off Claim described in clause (C) above.

(b)           For the avoidance of doubt to the extent that the amount of a particular Contingent Payment that is available to satisfy any Acquiror Set-Off Claim is insufficient to satisfy in full such Acquiror Set-Off Claim, the unsatisfied portion of such Acquiror Set-Off Claim shall be carried forward and deducted from the portions of the next Contingent Payments that are available to satisfy such Acquiror Set-Off Claim in the manner provided herein.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

(c)           Within []* Business Days following the final determination of all outstanding Acquiror Set-Off Claims and other claims for which a Contingent Payment was reduced pursuant to Section 9.3(a), Acquiror shall pay or cause to be paid to the Payment Agent for distribution to the Former Holders, the net amount of such Contingent Payment (after giving effect to all such reductions pursuant to Section 9.3(a) hereof) in the manner set forth in Section 9.2.

(d)           Subject to the provisions of Section 8 of this Agreement: (i) the Stockholders’ Committee shall have []* Business Days from the date of payment of any Contingent Payment that was reduced by an Acquiror Set-Off Claim to accept or object to all or a portion of such Acquiror Set-Off Claim; (ii) in the event that the Stockholders’ Committee, in good faith, disagrees with all or a portion of such Acquiror Set-Off Claim, then the Stockholders’ Committee shall deliver to Acquiror, by no later than the expiration of such []* Business Day period, written notice of such disagreement, which notice shall include in reasonable detail its reasons for such disagreement; (iii) if the Stockholders’ Committee delivers a timely notice, the Stockholders’ Committee and Acquiror shall have []* Business Days from the date of delivery of the notice to resolve all disputes set forth in the notice; and (iv) if the Stockholders’ Committee fails to dispute such Acquiror Set-Off Claim or any portion thereof in accordance with the foregoing provisions, then such Acquiror Set-Off Claim or any portion thereof shall be deemed to be finally determined for all purposes under this Agreement.

9.4           Development Diligence Requirements.

(a)           Following the Closing Date, the Stockholders’ Committee shall appoint one (1) person as its representative (the “Stockholder Representative”) to discuss product research, development, regulatory and marketing activities relating to the Products pursuant to Section 9.4, 9.5, 9.6 and 9.7.  The Stockholder Representative initially shall be Eckard Weber, M.D..  In the event that any person appointed as the Stockholder Representative becomes unable or unwilling to serve in the capacity provided in this Section 9, the Stockholders’ Committee may select another person to succeed the Stockholder Representative in such role.

(b)           Acquiror shall prepare and deliver to the Stockholder Representative within []* days after the Closing Date a draft of the development plan in form, detail and substance []*.

(c)           Following the delivery by the Acquiror of such draft development plan in accordance with Section 9.4(b) above, the Stockholder Representative shall have the opportunity, within []* days following such delivery, to review and provide comments to Acquiror on such draft development plan. After good faith consideration of such comments by the Acquiror, the Acquiror may in its discretion revise such draft development plan and deliver such development plan in final form to the Stockholder Representative. The development plan delivered in final form pursuant to this Section 9.4(c), as amended, modified, changed or updated from time to time pursuant to Section 9.4(d), shall be referred to as the “Development Plan.”

(d)           The Acquiror may, at any time and from time to time, amend, modify, change or update the Development Plan, as in effect immediately prior to such amendment, modification, change or update, including changes to any of the []* in good faith

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

and consistent with []*.  On []*, or following any []*, Acquiror shall deliver to the Stockholder Representative a copy of the Development Plan as then in effect.

(e)           From and after the Closing Date and subject to the provisions of Section 9.4(c) and (d) above, the Acquiror shall []* perform the development activities []*.

(f)            In the event that the Acquiror, despite complying with its obligations under Section 9.4(e) hereof, is not able to or does not achieve a particular Development Milestone, then the Acquiror shall not be obligated to pay the Contingent Payment relating to such Development Milestone.

(g)           From and after the Closing Date, Acquiror shall (and shall cause its licensees to) provide an annual written report to the Stockholder Representative, on or before []*, of all []*.

(h)           The obligations of the Acquiror under Sections 9.4(d), 9.4(e) and 9.4(g) shall terminate on the earlier of (i) the date on which, consistent with the obligations of the Acquiror under Section 9.4(e), []* and (ii) the date on which []*.

9.5           Commercialization Diligence Requirements.

(a)           The Acquiror shall []* launch and commercialize any Product []*. The obligations of the Acquiror under this Section 9.5(a) shall terminate on the earlier of (i) the date on which, consistent with the obligations of the Acquiror under this Section 9.5(a), []* and (ii) the date on which []*.

(b)           In the event that the Acquiror, complying with its obligations under Section 9.5(a) hereof, is not able to or does not achieve a Commercialization Milestone (as defined below in this Section 9.5(b)), then the Acquiror shall not be obligated to pay the Contingent Payment relating to such Commercialization Milestone.  For purposes of this Agreement, the term “Commercialization Milestones” shall mean, collectively, the First Commercial Sale U.S. Target Combo Product Milestone, the First Commercial Sale E.U. Target Combo Product Milestone, the First Sales Milestone and the Second Sales Milestone, and the term “Commercialization Milestone” shall mean any of the Commercialization Milestones.

(c)           On []* after the Closing Date and []*.  The obligations of the Acquiror under this Section 9.5(c) shall terminate on the earlier of (i) the date on which, consistent with the obligations of the Acquiror under Section 9.5(a), the Acquiror is not []* and (ii) the date on which []*.

9.6           Other Ongoing Covenants.  Acquiror and the Surviving Corporation covenant and agree as follows:

(a)           The Acquiror may not transfer, sell, license, convey or dispose of the Products or commercial rights in and to the Products except to Affiliates and except to third party transferees, assignees or licensees that expressly agree to be bound by the obligations with respect to the Contingent Payments and all of the Acquiror’s other obligations as set forth in this

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

Section 9, and Acquiror remains responsible for the payment of the Contingent Payments in the event the transferees or assignees fail to make any such payments when due.

(b)           Within 15 days after the receipt of any []* from Acquiror pursuant to Section 9.4(g) or 9.5(c), at the request of the Stockholder Representative, the Acquiror shall []*.

(c)           The Stockholders’ Committee shall have the right to cause an independent, certified public accountant reasonably acceptable to the Acquiror to audit such records to confirm the correctness of any report or payment made or to be made under this Agreement, including annual Net Sales of any Products.  Such audits may be exercised during normal business hours upon reasonable prior written notice to the Acquiror only by an independent certified public accountant selected by the Stockholders’ Committee who does not currently serve as the independent auditor of the Acquiror.  The Former Holders shall bear the full cost of such audit unless such audit discloses that a Milestone has been satisfied and Acquiror failed to []* pay the Contingent Payment when due, in which case, Acquiror shall bear the full cost of such audit and shall promptly remit the Contingent Payment.

(d)           If Acquiror transfers its rights to research, develop, manufacture and/or commercialize any Product to any of its Affiliates, transferees, assignees or licensees, Acquiror shall ensure that such Affiliate, transferee, assignee or licensee is contractually obligated to the same diligence obligations to which Acquiror is obligated hereunder with respect to such activities relating to such Product, and that for this purpose, in applying the definition of the term “[]*” to such Affiliate’s, transferee’s, assignee’s or licensee’s diligence obligations, any reference to “Acquiror” in the definition of “[]*” shall be replaced with a reference to such Affiliate, transferee, assignee or licensee.  Notwithstanding the foregoing, if any such rights are transferred to an Affiliate who is controlled by Acquiror, then such references to “Acquiror” in the definition of the term “[]*” shall continue to apply to Acquiror.

9.7           Dispute Resolution for Section 9 Obligations.

(a)           If within []* days following delivery of []*, the Stockholder Representative in good faith believes that the Acquiror is not using []* as required by this Section 9, the Stockholder Representative shall provide the Acquiror with written notice thereof specifying the reasons for such belief and a detailed description of the activities performed or not performed forming the basis for such belief (a “Diligence Breach Notice”),  If the Stockholder Representative does not deliver a Diligence Breach Notice within such []*-day period, Acquiror shall be deemed to have met its obligation to use []* hereunder through the dates covered by any []* pursuant to the foregoing sentence and the Stockholders’ Committee shall not be permitted to deliver a Diligence Breach Notice with respect to activities conducted, or otherwise claim that Acquiror failed to use []*, during the time period covered by []* and all times prior thereto. Upon receipt of a Diligence Breach Notice, the Acquiror will have []* days from the date of such Diligence Breach Notice in which to reasonably demonstrate to the Stockholder Representative that the Acquiror is meeting such diligence obligation. During such []*-day period, the Acquiror may submit to the Stockholder Representative an amended []* to address any breach or alleged breach of its obligations to use []* pursuant to this Section 9. If the Stockholder Representative continues to dispute whether or not Acquiror was using []* pursuant to this Section 9 following

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

the delivery of []* []*, as the case may be, or, the expiration of such []*-day period if no []*, the Acquiror and the Stockholder Representative shall attempt for at least []* days, in good faith, to resolve any dispute as to the Acquiror’s use of []* hereunder. Acquiror shall reasonably respond to any requests for information by the Stockholder Representative that could be reasonably expected to assist in evaluating such determination, and the Stockholder Representative shall consider in good faith any further []*, as the case may be, presented to it by Acquiror designed to address any breach or alleged breach of Acquiror’s obligations to use []* pursuant to this Section 9.

(b)           If at the end of the []* day period set forth in 9.7(a) (after adding together the two []*-day periods referred to therein), the Acquiror and the Stockholder Representative shall not have reached agreement with respect to the activities that are the subject of the applicable Diligence Breach Notice, such dispute shall be determined through arbitration in New York, New York.  The arbitration shall be conducted in the English language and in accordance with the Commercial Arbitration Rules of the American Arbitration Association.  Unless the Acquiror and the Stockholder’s Committee agree otherwise, the []* shall consist of []*.  If []* is not appointed within the time prescribed above, then the American Arbitration Association shall appoint []*.  []* shall []* with knowledge of the life sciences industry and at least 10 years of experience in the area(s) of drug development, process sciences, manufacturing, regulatory affairs, product development and/or product commercialization, as applicable to the subject matter of the dispute. The parties shall cooperate in conducting the arbitration in an expedited manner, and the parties will use their reasonable best efforts to cause the []* to render a final award no later than []* months after the appointment of the []*. In all arbitration proceedings conducted under this Section 9.7(b), the Stockholders’ Committee shall have the burden of proof with respect to whether or not Acquiror complied with is obligations to use []* hereunder. A record shall be made of all hearings and all evidence (including exhibits, deposition transcripts, affidavits admitted into evidence) in the arbitration proceeding.  The []* required to reach a decision in compliance with the applicable law and must render a written decision setting forth the factual and legal bases of the award.  Each party shall bear its own attorney’s fees, costs and disbursements incurred in the arbitration and in preparation for the arbitration.  The costs of the []* and any fees of the arbitration institution shall be equally divided between the Parties.  Unless a timely appeal is taken under Section 9.7(c), any court of competent jurisdiction may enter judgment on the award.

(c)           An appeal may be taken under the Arbitration Appeal Procedure of the International Institute for Conflict Prevention and Resolution (the “Appeal Procedure”) from any final award of the []* in any arbitration under Section 9.7(b).  The person seeking to appeal must commence the appeal within []* days after its receipt of the original []* final award.  The appeal shall be conducted in the English language, and, unless otherwise agreed by the Acquiror and the Stockholders’ Committee and the appeal tribunal, the appeal shall be conducted at the place of the original arbitration.  The appeal []* shall consist of []*, selected as specified in the Appeal Procedure, who shall be retired judges or active or retired attorneys with substantial experience litigating commercial disputes.  Each person shall bear its own attorney’s fees, costs and disbursements incurred in the arbitration and in preparation for the arbitration.  The costs of []* and any fees of the arbitration institution shall be equally divided between the Acquiror and the Stockholders’ Committee.  The award of the original []* or of the []* shall become final in

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

the manner specified in the Appeal Procedure, and any court of competent jurisdiction may enter judgment on such award.

10.           General Provisions.

10.1         Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) upon receipt if delivered personally, (ii) one Business Day after being sent by commercial overnight courier service or (iii) upon transmission if sent via facsimile with confirmation of receipt to the parties at the following addresses (or at such other address for a party hereto as shall be specified upon like notice):

(a)           if to Acquiror or Merger Sub, to:

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, Massachusetts 02421

Attention:  Chief Executive Officer

Telecopier No.: 781-861-0566

with a copy sent at the same time and by the same means to:

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, Massachusetts 02421

Attention:  General Counsel

Telecopier No.: 781-861-0566

and

Bingham McCutchen LLP

150 Federal Street

Boston, Massachusetts  02110

Attention:  Julio E. Vega, Esq.

Matthew J. Cushing, Esq.

Telecopier No.: (617) 951-8736

(b)           if to Target, to:

Calixa Therapeutics, Inc.

12481 High Bluff Drive, Suite 150

San Diego, California 92130

Attention: Chief Executive Officer

Facsimile: (877) 393-3519

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

with a copy to:

Reed Smith LLP

1901 Avenue of the Stars, Suite 700

Los Angeles, CA 90067

Attention: Michael Sanders, Esq.

Facsimile: 310-734-5299

(c)           if to the Stockholders’ Committee, to:

David Podlesak

c/o Domain Associates, L.L.C.

One Palmer Square, Suite 515

Princeton, NJ 08542

Facsimile:      609-683-9789

Eckard Weber, M.D.

c/o Domain Associates, L.L.C.

One Palmer Square, Suite 515

Princeton, NJ 08542

Facsimile:      609-683-9789

with a copy to:

Reed Smith LLP

1901 Avenue of the Stars, Suite 700

Los Angeles, CA 90067

Attention: Michael Sanders, Esq.

Facsimile: 310-734-5299

10.2         Disclosure Schedules.

(a)           The Target Disclosure Schedule will be arranged to correspond to the representations and warranties in Section 2 of this Agreement, or, in each case, as applicable to the relevant other Sections of this Agreement, and the disclosure in any portion of the Target Disclosure Schedule shall qualify the corresponding provision in Section 2 and any other provision of Section 2 to which it is reasonably apparent on its face that such disclosure relates.  Notwithstanding any of the foregoing, Target hereby covenants to make a good faith effort to make all appropriate cross-references within and to any and all Sections of the applicable disclosure schedule.

(b)           The Acquiror Disclosure Schedule will be arranged to correspond to the representations and warranties in Section 3 of this Agreement, or, in each case, as applicable to the relevant other Sections of this Agreement, and the disclosure in any portion of the Acquiror Disclosure Schedule shall qualify the corresponding provision in Section 3 and any

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

other provision of Section 3 to which it is reasonably apparent on its face that such disclosure relates.  Notwithstanding any of the foregoing, Acquiror hereby covenants to make a good faith effort to make all appropriate cross-references within and to any and all Sections of the applicable disclosure schedule.

10.3         Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.

10.4         Entire Agreement; Nonassignability; Parties in Interest.  This Agreement and the documents and instruments delivered pursuant hereto, including the exhibits hereto, the Escrow Agreement, the Payment Agent Agreement, the Target Disclosure Schedule, the Acquiror Disclosure Schedule and the other schedules hereto: (a) together constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect in accordance with their terms and shall survive any termination of this Agreement; (b) are not intended to confer upon any other person any rights or remedies hereunder, except as provided in the final sentence of this Section 10.4; and (c) shall not be assigned by Acquiror or Merger Sub, on the one hand, or by Target, on the other hand (by operation of law or otherwise), without the written consent of each of the parties hereto.  Notwithstanding anything to the contrary contained in this Agreement (but without limiting any of the rights of the Stockholders’ Committee hereunder), if the Merger is consummated, (i) the Former Holders shall be third party beneficiaries of the provisions set forth in Section 1 and (ii) the Indemnified Parties shall be third party beneficiaries of the provisions set forth in Section 5.11.

10.5         Severability.  In the event that any provision of this Agreement, or the application thereof becomes, or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances other than those as to which it is determined to be illegal, void or unenforceable, will not be impaired or otherwise affected and will continue in full force and effect and be enforceable to the fullest extent permitted by law.

10.6         Remedies Cumulative.  Any remedy herein expressly conferred upon a party hereto will be deemed cumulative with, and not exclusive of, any other remedy herein expressly conferred hereby, and the exercise by a party hereto of any such remedy will not preclude the exercise of such remedy.

10.7         Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to parties hereto residing in the State of Delaware, without regard to applicable principles of conflicts of law.  Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the state and federal courts located within New Castle County, Delaware, in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby and agrees that process

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

may be served upon it in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process.  Each of the parties irrevocably waives the right to trial by jury in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby.

10.8         Rules of Construction.

(a)           The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The captions of sections or subsections of this Agreement are for reference only and will not affect the interpretation or construction of this Agreement.

(b)           For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(c)           As used in this Agreement, (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation” and (ii) the words “hereby,” “herein,” “hereunder” and “hereto” shall be deemed to refer to this Agreement in its entirety and not to any specific section of this Agreement.

(d)           Except as otherwise indicated, all references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.

10.9         Time is of the Essence; Enforcement.  Time is of the essence of this Agreement.  Each of the parties hereto agrees that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction, injunctions, specific performance and/or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

10.10       Amendment; Waiver.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto; provided, however, that any amendment, modification, change, waiver or supplement to any provision or provisions of this Agreement at any time subsequent to the time Target’s stockholders approve this Agreement may be effected and implemented if, but only if, such amendment, modification, change, waiver or supplement is set forth in a written instrument or agreement duly executed by Acquiror and a the Stockholders’ Committee with any approval by Target’s stockholders required by applicable law.  Any waiver of any of the terms or conditions of this Agreement must be in writing and

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

must be duly executed by or on behalf of the party to be charged with such waiver.  Except as expressly set forth in this Agreement, the failure of a party to exercise any of its rights hereunder or to insist upon strict adherence to any term or condition hereof on any one occasion shall not be construed as a waiver or deprive that party of the right thereafter to insist upon strict adherence to the terms and conditions of this Agreement at a later date.  Further, no waiver of any of the terms and conditions of this Agreement shall be deemed to or shall constitute a waiver of any other term of condition hereof (whether or not similar).

[remainder of page intentionally left blank]

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

IN WITNESS WHEREOF, Target, Acquiror, Merger Sub and the Stockholders’ Committee (solely for the purposes of Section 8) have caused this Agreement to be executed and delivered by each of them or their respective officers thereunto duly authorized, all as of the date first written above.

CUBIST PHARMACEUTICALS, INC.

By:	/s/ Michael W. Bonney
Name: Michael W. Bonney
Title: President and CEO

SD ACQUISITION CORPORATION

By:	/s/ Michael W. Bonney
Name: Michael W. Bonney
Title: President

CALIXA THERAPEUTICS INC.

By:	/s/ Dennis Podlesak
Name: Dennis Podlesak
Title: President and CEO

STOCKHOLDERS’ COMMITTEE

/s/ Dennis Podlesak
Dennis Podlesak, as a member of the Stockholders’ Committee

/s/ Eckard Weber
Eckard Weber, as a member of the Stockholders’ Committee

[Signature Page to Agreement and Plan of Merger]

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

EXHIBIT A

DEFINITIONS

Certain Defined Terms.  As used in this Agreement, the following terms shall have the following meanings:

“2008 Stock Plan” means Target’s 2008 Stock Plan.

“2009 Unaudited Statements” has the meaning set forth in Section 5.19(c).

“Accounting Referee” has the meaning set forth in Section 1.8.

“Acquiror” has the meaning set forth in the introductory paragraph.

“Acquiror Determination” has the meaning set forth in Section 1.7(b).

“Acquiror Disclosure Schedule” has the meaning set forth in Section 3.

“Acquiror Employee Plans” has the meaning set forth in Section 5.9(b).

“Acquiror Indemnified Parties” has the meaning set forth in Section 8.2(b).

“Acquiror Material Adverse Effect” has the meaning set forth in Section 3.1.

“Acquiror Set-Off Claim” has the meaning set forth in Section 9.3(a).

“Affiliate” means any entity that directly or indirectly controls, is controlled by, or is under common control with that party, for so long as such control exists.  In the case of companies and corporations “control” and “controlled” means beneficial ownership of more than fifty percent of the voting stock, shares, interest or equity in an entity.  In the case of any other legal entity, “control” and “controlled” shall exist through the ability to directly or indirectly control the management and/or business of the legal entity.

“Agreement” has the meaning set forth in the introductory paragraph.

“Agreement Date” has the meaning set forth in the introductory paragraph.

“Appeal Procedure” has the meaning set forth in Section 9.7(c).

“Applicable Law” shall mean, with respect to any person, any law, code, rule, regulation or other similar legal requirement enacted, adopted or promulgated by a Governmental Entity that is binding upon or applicable to such person and its properties or assets.

“Basket Amount” has the meaning set forth in Section 8.2(c)(ii).

“Benefit Plan” shall mean any legally binding plan, program, policy, practice or agreement  providing for deferred compensation, profit sharing, bonus, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits, survivor benefits, group

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

1

or individual welfare, pension or other employee benefits, plans, policies, arrangements or remuneration of any kind, funded or unfunded, formal or informal, written or oral, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, in each case (i) that covers any Employee and any current, former, or retired consultant, of any ERISA Affiliates of Target and its Subsidiaries and (ii) that is maintained, contributed to, or required to be contributed to by Target, its Subsidiaries or its ERISA Affiliates, or pursuant to which Target or its Subsidiaries has any liability.

“Business Day” means any day other than Saturday, Sunday or a public holiday under the laws of the Commonwealth of Massachusetts and the State of California.

“Capitalization Certificate” has the meaning set forth in Section 6.2(c).

“Capitalization Claim” has the meaning set forth in Section 8.3(c)(ii).

“Certificate” has the meaning set forth in Section 1.10(a).

“Certificate of Merger” has the meaning set forth in Section 1.2.

“Closing” has the meaning set forth in Section 1.2.

“Closing Adjustment Amount” has the meaning set forth in Section 1.7(b)(viii).

“Closing Balance Sheet” has the meaning set forth in Section 5.19(b).

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Cash Balance” means all cash and cash equivalents of Target, net of outstanding checks, as of the Effective Time.

“Closing Debt” means any Indebtedness of Target and its Subsidiary that is outstanding as of the Effective Time and is referred to in any of clauses (a), (b), (c), (d), (f) or (g) of the definition of the term Indebtedness.

“Closing Debt, Liability & Expense Amount” means the sum of (A) the Closing Debt plus (B) the greater of (1) zero and (2) (x) the sum of the Closing Liabilities, the Closing Tax Liabilities, the Target Lease Liabilities, the Transactional Expenses to the extent greater than $[]*, and Target Severance, in each case as determined in good faith by Acquiror, minus (y) $[]*.

“Closing Liabilities” means all of the accounts payable and accrued expenses of Target as of the Effective Time as determined in accordance with GAAP consistently applied by Target in accordance with past practices, excluding Transactional Expenses, Closing Tax Liabilities, Target Lease Liabilities and Target Severance.

“Closing Target Share Number” shall mean the sum of (a) the aggregate number of shares of Common Stock issued and outstanding immediately prior to the Effective Time, other than shares to be canceled and retired pursuant to Section 1.9(b), (b) the aggregate number of shares of Common Stock into which each issued and outstanding share of Series A Preferred Stock is convertible into immediately prior to the Effective Time, and (c) the aggregate number

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

2

of shares of Common Stock subject to all Target Options and Target Warrants (on as converted to Common Stock basis) that are unexercised and outstanding immediately prior to the Closing.

“Closing Tax Liabilities” means all of Target’s liabilities for Taxes as of the Effective Time as determined in accordance with GAAP, whether or not then due.

“Code” has the meaning set forth in Section 1.10(e).

“Combination Product” means (a) a product that is not a Target Combo Product or an Other Product and that consists of a combination of (i) Target Combo Product or an Other Product and (b) any other compound(s), product(s) or functional component(s) that is not a Target Combo Product or an Other Product.

“Commencement of Pivotal Study - 1st Other Product Indication Contingent Payment” means a payment in the amount of $[]*.

“Commencement of Pivotal Study - 1st Other Product Indication Milestone” means []* in the first Pivotal Study to be conducted for an Other Product for its first indication.

“Commencement of Pivotal Study - 1st Target Combo Product Indication Contingent Payment” means a payment in the amount of $[]*.

“Commencement of Pivotal Study - 1st Target Combo Product Indication Milestone” means []* in the first Pivotal Study to be conducted for a Target Combo Product for its first clinical indication.

“Commencement of Pivotal Study - 2nd Other Product Indication Contingent Payment” means a payment in the amount of $[]*.

“Commencement of Pivotal Study - 2nd Other Product Indication Milestone” means []* in the first Pivotal Study to be conducted for an Other Product for its second clinical indication.

“Commencement of Pivotal Study - 2nd Target Combo Product Indication Contingent Payment” means a payment in the amount of $[]*.

“Commencement of Pivotal Study - 2nd Target Combo Product Indication Milestone” means []* in the first Pivotal Study to be conducted for a Target Combo Product for its second clinical indication.

“Committee Reimbursable Expenses” has the meaning set forth in Section 8.3(b).

“Committee Reimbursement Amount” has the meaning set forth in Section 1.6(a).

“Common Stock” means the common stock (par value $0.0001 per share) of Target.

“Completion of Current Phase II Study Contingent Payment” means a payment in the amount of $[]*.

“Completion of Current Phase II Study Milestone” means (a) []*.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

3

“Completion of Phase II Other Product Pneumonia Study Contingent Payment” means a payment in the amount of $[]*.

“Completion of Phase II Other Product Pneumonia Study Milestone” means (a) []*.

“Completion of Phase II Target Combo Product Pneumonia Study Contingent Payment” means a payment in the amount of $[]*.

“Completion of Phase II Target Combo Product Pneumonia Study Milestone” means (a) []*.

“Compound” means CXA-101[]*.

“Confidentiality Agreement” has the meaning set forth in Section 5.6.

“Consultant” means each of the persons providing services to Target pursuant to the agreements listed on Exhibit I.

“Contingent Consideration” means collectively, all of the Contingent Payments in the aggregate.

“Contingent Payment” means each or any of the Completion of Current Phase II Study Contingent Payment, the Commencement of Pivotal Study - 1st Target Combo Product Indication Contingent Payment, the Commencement of Pivotal Study - 1st Other Product Indication Contingent Payment, the Commencement of Pivotal Study - 2nd Target Combo Product Indication Contingent Payment, the Commencement of Pivotal Study - 2nd Other Product Indication Contingent Payment, the Completion of Phase II Target Combo Product Pneumonia Study Contingent Payment, the Completion of Phase II Other Product Pneumonia Study Contingent Payment, the NDA Acceptance Target Combo Product, Contingent Payment, the NDA Acceptance Other Product Contingent Payment, the First Commercial Sale U.S. Target Combo Product Contingent Payment, the First Commercial Sale U.S. Other Product Contingent Payment, the First Commercial Sale E.U. Target Combo Product Contingent Payment, the First Commercial Sale E.U. Other Product Contingent Payment, the First Sales Contingent Payment and the Second Sales Contingent Payment.

“Continuing Employees” has the meaning set forth in Section 5.9(b).

“Covenant Claim” has the meaning set forth in Section 8.3(c)(ii).

“Current Phase II Study” means that certain Phase II Study referred to as “CXA101-03, A Multicenter, Double-blind, Randomized, Phase 2 Study to Compare the Safety and Efficacy of Intravenous CXA-101 and Intravenous Ceftazidime in Complicated Urinary Tract Infection, Including Pyelonephritis” that is currently being conducted by or on behalf of Target.

“Current Target Business” has the meaning set forth in Section 2.1.

“CXA-101” means the Target’s pharmaceutical compound known as CXA-101 as more fully described on Exhibit G hereto.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

4

“CXA-201” means the Target’s product candidate known as CXA-201 which contains the Compound as an active pharmaceutical ingredient in combination with tazobactam as more fully described on Exhibit H hereto.

“Damages” has the meaning set forth in Section 8.2(b)(i).

“Data Room” means the on-line data room maintained by IntraLinks, Inc. located on the internet at []* with appropriate security authorization.

“Delaware Law” has the meaning set forth in Section 1.1.

“Designated Continuing Employees” has the meaning set forth in Section 5.9(a).

“Development Milestones” means the Completion of the Current Phase II Study Milestone, the Commencement of Pivotal Study - 1st Target Combo Product Indication Milestone, the Commencement of Pivotal Study - 2nd Target Combo Product Indication Milestone and the Completion of Phase II Target Combo Product Pneumonia Study Milestone.

“Development Plan” has the meaning set forth in Section 9.4(c).

“Diligence Breach Notice” has the meaning set forth in Section 9.7(a).

[]*.

“Dissenting Share” means a share of Target Capital Stock that is issued and outstanding immediately prior to the Effective Time and which is held by a stockholder who did not consent to or vote in favor of the adoption of this Agreement, which stockholder complies with all of the provisions of Delaware Law relevant to the exercise of appraisal rights and has not, as of the applicable time, withdrawn such stockholder’s exercise of such appraisal rights.

“Dissenting Stockholder” has the meaning set forth in Section 1.12.

“DOL” shall mean the United States Department of Labor.

“Effective Time” has the meaning set forth in Section 1.2.

“EMEA” means the European Medicines Agency or its successor.

“Employee” shall mean any current, former, or retired employee, officer, or director of Target and its Subsidiaries.

“Employment Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation or similar agreement between Target and any Employee or independent contractor.

“Enrollment of the First Patient” shall mean []*.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

5

“ERISA Affiliate” of any entity shall mean any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Escrow Agent” has the meaning set forth in Section 1.6(b).

“Escrow Agreement” has the meaning set forth in Section 1.6(b).

“Escrow Contribution Amount” means the amount equal []* percent ([]*%) of the difference between (A) the Upfront Payment and (B) the Estimated Closing Cash Balance.

“Escrow Fund” means the aggregate amount being held by the Escrow Agent in escrow pursuant to this Agreement and the Escrow Agreement.

“Estimated Closing Adjustment Amount” has the meaning set forth in Section 1.7(a)(viii).

“Estimated Closing Cash Balance” has the meaning set forth in Section 1.7(a)(i).

“Estimated Closing Debt” has the meaning set forth in Section 1.7(a)(ii).

“Estimated Closing Debt, Liability & Expense Amount” means the sum of (A) the Estimated Closing Debt plus (B) the greater of (1) zero and (2) (x) the sum of the Estimated Closing Liabilities, the Estimated Closing Tax Liabilities, the Estimated Target Lease Liabilities, the Estimated Transactional Expenses to the extent greater than $[]*, and the Estimated Target Severance, minus (y) $[]*.

“Estimated Closing Liabilities” has the meaning set forth in Section 1.7(a)(iii)

“Estimated Closing Tax Liabilities” has the meaning set forth in Section 1.7(a)(iv).

“Estimated Target Lease Liabilities” has the meaning set forth in Section 1.7(a)(v).

“Estimated Target Severance” has the meaning set forth in Section 1.7(a)(vii).

“Estimated Transactional Expenses” has the meaning set forth in Section 1.7(a)(vi).

“E.U.” means the countries of the European Union as it exists at any time.

“excess payments” has the meaning set forth in Section 5.4(b).

“FDA” means the Food and Drug Administration and its successor.

“FD&C Act” means the U.S. Federal Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder.

“Final Escrow Release Date” has the meaning set forth in Section 1.15(b).

“First Commercial Sale” means the []*.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

6

“First Commercial Sale E.U. Other Product Contingent Payment” means a payment in the amount of $[]*.

“First Commercial Sale E.U. Other Product Milestone” means the First Commercial Sale of an Other Product in []*.

“First Commercial Sale E.U. Target Combo Product Contingent Payment” means a payment in the amount of $[]*.

“First Commercial Sale E.U. Target Combo Product Milestone” means the First Commercial Sale of a Target Combo Product in []*.

“First Commercial Sale U.S. Other Product Contingent Payment” means a payment in the amount of $[]*.

“First Commercial Sale U.S. Other Product Milestone” means the First Commercial Sale of an Other Product in the U.S.

“First Commercial Sale U.S. Target Combo Product Contingent Payment” means a payment in the amount of $[]*.

“First Commercial Sale U.S. Target Combo Product Milestone” means the First Commercial Sale of a Target Combo Product in the U.S.

“First Escrow Release Date” has the meaning set forth in Section 1.15(a).

“First Sales Contingent Payment” means a payment in the amount of $[]*.

“First Sales Milestone” means the first time when aggregate Net Sales in the Territory of all Products in the Territory equals or exceeds $[]*.

“Former Holder” means a person that is a Former Stockholder and/or a Former Optionholder and/or a Former Warrantholder.

“Former Optionholders” means those persons who shall have held an unexpired Target Option immediately prior to the Effective Time (whether or not vested or exercisable).

“Former Stockholders” means those persons who shall have held shares of Target Capital Stock immediately prior to the Effective Time.

“Former Warrantholders” means those persons who shall have held an unexpired Target Warrant immediately prior to the Effective Time.

“Fraud Claim” has the meaning set forth in Section 8.2(c)(iv).

“GAAP” means generally accepted accounting principles in the U.S. as of the date hereof, applied on a consistent basis. For avoidance of doubt, GAAP takes precedence over Target’s consistent application of accounting.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

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“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality.

“Government Plan” means a plan or program mandated by Applicable Law and administered by a Governmental Entity, such as the Social Security Program in the United States.

“HIPAA” has the meaning set forth in Section 2.21(h)

“Indebtedness,” as applied to any person, means (a) all indebtedness of such person for borrowed money, whether current or funded, or secured or unsecured, including, without limitation, (i) the unpaid principal amount thereof, (ii) all accrued and unpaid interest, fees or penalties on such indebtedness, and (iii) the amount of any unwinding costs, prepayment penalties or any other fees or costs with respect to such indebtedness, (b) all indebtedness of such person for the deferred purchase price of property or services represented by a note or other security, (c) all indebtedness of such person created or arising under any conditional sale or other title retention agreement (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of specific property), (d) all indebtedness of such person secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or other lien, (e) all other obligations of such person under leases that have been or must be, in accordance with generally accepted accounting principles, recorded as capital leases in respect of which such person is liable as lessee, (f) any liability of such person in respect of banker’s acceptances or letters of credit, (g) any and all negative cash balances and bank overdrafts and (h) all indebtedness referred to in clauses (a)-(g) hereof that is directly or indirectly guaranteed by such person or which such person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which such person has otherwise assured a creditor against loss.

“Indemnified Parties” has the meaning set forth in Section 5.11(a).

“Information” means information and data specifically relating to the research, development, manufacture or use, of Target Products, including, but not limited to, test data including pharmacological, toxicological and clinical test data, analytical and quality control data, regulatory submissions, correspondence and communications.

“Initial Escrow Fund” means the Escrow Fund as it exists at any time and from time to time during the period commencing on the Closing Date and ending on the First Escrow Release Date.

“IP Rights” has the meaning set forth in Section 2.10(a)(i).

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” means that based on the actual knowledge of an executive officer of the applicable person, such officer is not aware of any facts that make the statement, to which such term is applied, materially untrue.

“Lease” has the meaning set forth in Section 2.15(a).

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

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“Letter of Transmittal” has the meaning set forth in Section 1.10(b).

“Licensed IP Rights” has the meaning set forth in Section 2.10(a)(ii).

“MAA” means an application to the appropriate Regulatory Authority for approval to sell the Product (but excluding Pricing Approval) in any particular country or regulatory jurisdiction, including such application filed with the EMEA pursuant to the Centralized Procedure or with the applicable Regulatory Authority of a country in accordance with such country’s national approval procedure.

“Material Contract” has the meaning set forth in Section 2.12(c).

“Merger” has the meaning set forth in Paragraph A of the Recitals.

“Merger Consideration” means the sum of (a) the Upfront Payment plus, (b) the Contingent Payments, if any are payable pursuant to the terms of this Agreement.

“Merger Consideration Certificate” has the meaning set forth in Section 6.2(c)(iii).

“Merger Sub” has the meaning set forth in the introductory paragraph.

“Milestone Abandonment Notice” has the meaning set forth in Section 9.4(e).

“Milestones” mean the Completion of the Current Phase II Study Milestone, the Commencement of Pivotal Study - 1st Target Combo Product Indication Milestone, the Commencement of Pivotal Study - 1st Other Product Indication Milestone, the Commencement of Pivotal Study - 2nd Target Combo Product Indication Milestone, the Commencement of Pivotal Study - 2nd Other Product Indication Milestone, the Completion of Phase II Target Combo Product Pneumonia Study Milestone, the Completion of Phase II Other Product Pneumonia Study Milestone, the NDA Acceptance Target Combo Product Milestone, the NDA Acceptance Other Product Milestone, the First Commercial Sale U.S. Target Combo Product Milestone, the First Commercial Sale U.S. Other Product Milestone, the First Commercial Sale E.U. Target Combo Product Milestone, the First Commercial Sale E.U. Other Product Milestone, the First Sales Milestone or the Second Sales Milestone.

“Monthly Financials” has the meaning set forth in Section 5.19(a).

“NDA” means a New Drug Application in the U.S. for authorization for marketing of a pharmaceutical product, as defined in the Applicable Laws and regulations and filed with the FDA.

“NDA Acceptance Other Product Contingent Payment” means a payment in the amount of $[]*.

“NDA Acceptance Other Product Milestone” means the first granting by the FDA of Product Approval for an Other Product for any indication in the U.S.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

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“NDA Acceptance Target Combo Product Contingent Payment” means a payment in the amount of $[]*.

“NDA Acceptance Target Combo Product Milestone” means the first granting by the FDA of Product Approval for a Target Combo Product for any indication in the U.S.

“Net Sales” means, with respect to the Products sold in the Territory, the gross amount invoiced by or on behalf of Acquiror, Surviving Corporation or any of their Affiliates, transferees, assignees, licensees or sublicensees for sales of Products to, except as set forth below, a third party less the following deductions []*.

For clarity, any of the items set forth above that would otherwise be deducted from the invoice price in the calculation of Net Sales but which are separately charged to, and paid by, third parties shall not be deducted from the invoice price in the calculation of Net Sales.

For purposes of determining Net Sales, Products shall be deemed to be sold when invoiced.  Upon any sale or other disposal of the Products that should be included in Net Sales, for any consideration other than exclusively monetary consideration on arm’s length terms, such as barter or counter-trade, then for purposes of calculating the Net Sales under this Agreement, Net Sales shall be determined by referencing Net Sales at which substantially similar quantities of the Products are sold in an arm’s-length transaction for cash during the applicable reporting period generally achieved for such Products in such country in which such sale or other disposal occurred.  Net Sales shall be determined in accordance with GAAP, consistently applied by Acquiror to other products sold by it under similar trade terms and conditions.

Notwithstanding anything in this Agreement to the contrary, (A) the following dispositions shall not be included in the calculation of Net Sales: disposition of Products for use in clinical trials, other scientific testing, or as samples, or as part of compassionate use, patient assistance, named patient or test marketing program or any similar program or study or other similar cases, in each case for which Acquiror or its Affiliates or their respective sublicensees receive no revenue and (B) the term “Net Sales” shall not include revenue received by Acquiror, Surviving Corporation or any of their Affiliates, transferees, assignees, licensees or sublicensees from transactions with any of their respective Affiliates.

If any Product is sold as part of a Combination Product, the Net Sales from the Combination Product, shall be determined by []*.

“Net Upfront Payment” means the Upfront Payment minus the Committee Reimbursement Amount and the Escrow Contribution Amount.

“Options Exercise Price” means the total sum, for all shares of Common Stock that are subject to all Target Options (whether vested or unvested) existing immediately prior to the Effective Time, of the exercise price per share of each such share of Common Stock subject to any such Target Option.

“Other Product” means a Product containing the Compound as the sole active pharmaceutical ingredient or containing the Compound in combination with another

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

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pharmaceutical compound as the active pharmaceutical ingredients. Notwithstanding the foregoing, the term “Other Product” shall not include any Target Combo Product.

“Patents” has the meaning set forth in Section 2.10(a)(iii).

“Payment Agent” has the meaning set forth in Section 1.6.

“Payment Agent Agreement” has the meaning set forth in Section 1.6.

“Per Share Escrow Amount” means the quotient of (a) the Escrow Contribution Amount divided by (b) the Closing Target Share Number.

“Permitted Dividend” means the dividend to the holders of Target Capital Stock, each in their Pro Rata Portion of all available cash and cash equivalents of Target on a date that is not more than 2 Business Days prior to the Closing Date.

“Permitted Encumbrances” has the meaning set forth in Section 2.14.

“person” means any individual or entity.

“Phase II Study” means, with respect to a Product, any clinical trial that satisfies the requirements for a Phase II study as defined in 21 C.F.R. Part 312.21(b), or any successor regulation, or the equivalent human clinical trial outside the United States.

“Phase III Study” means, with respect to a Product, any clinical trial that satisfies the requirements for a Phase III study as defined in 21 C.F.R. Part 312.21(c), or any successor regulation, or the equivalent human clinical trial outside the United States.

“Pivotal Study” means any clinical trial that satisfies the requirements for []*.

“Post-Closing Tax Period” shall mean any Tax period beginning after the Closing Date; and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period ending on and including the Closing Date.

“Pricing Approval” means the approval, agreement, determination or decision from a Governmental Entity establishing the price and/or reimbursement for a Product for sale in a given country or regulatory jurisdiction, as required by applicable Law in such country or other regulatory jurisdiction prior to the sale of such Product in such country or regulatory jurisdiction.

“Product” means any pharmaceutical preparation containing the Compound as an active pharmaceutical ingredient, either alone or with any combination of one or more other active pharmaceutical ingredients[]*.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

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“Product Approval” means, with respect to a Product, the approval of a Governmental Entity necessary for the marketing and sale of such Product in a given country or regulatory jurisdiction, which may include the approval of an NDA or an MAA (but shall not include any Pricing Approvals).

“Pro Rata Portion” means, with respect to any Former Holder, the fraction having:  (a) a numerator equal to the sum of (i) the number of shares of Target Capital Stock held by such person immediately prior to the Effective Time (including shares of Target Capital Stock that constitute, and have never lost their status as, Dissenting Shares, held by such person), (ii) the number of shares of Target Capital Stock subject to an outstanding Target Warrant held by such person immediately prior to the Effective Time, and (iii) the number of shares of Target Capital Stock subject to an outstanding Target Option held by such person immediately prior to the Effective Time, in each case, with all Series A Preferred Stock being measured on an as-converted basis, as applicable; and (b) a denominator equal to the Closing Target Share Number.

“Regulatory Approval” means, with respect to a Product, all approvals (including, without, limitation Product Approvals, Pricing Approvals and, in each case any supplements and amendments thereto), licenses, registrations or authorizations of any Governmental Entity necessary for the manufacture, distribution, use, promotion and sale of such Product in such given country or regulatory jurisdiction, including, without limitation, any NDA and any MAA.

“Regulatory Authority” means, in a particular country or regulatory jurisdiction, any applicable Governmental Entity involved in granting Regulatory Approval in such country or regulatory jurisdiction, including, without limiting the foregoing, (i) in the U.S., the FDA, and (ii) in the E.U., the EMEA, the European Commission and relevant national medicines regulatory authorities.

“Representation Termination Date” has the meaning set forth in Section 8.2(a).

“Required Stockholder Vote” has the meaning set forth in Section 2.2.

“Restricted Stock” has the meaning set forth in Section 1.14(c).

“Restricted Tax Claim” has the meaning set forth in Section 8.2(c)(iii).

“SEC” means the United States Securities and Exchange Commission.

“Second Sales Milestone” means the first time when aggregate Net Sales in the Territory of all Products equals or exceeds $[]*.

“Second Sales Contingent Payment” means a payment in the amount of $[]*.

“Series A Preferred Stock” means the Series A Preferred Stock (par value $0.0001 per share) of Target.

“Special Set Off Amount” has the meaning set forth in Section 9.3.

“Specified Tax Claim” has the meaning set forth in Section 8.2(b)(i).

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

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“Specified Tax Claim Escrow Amount” means $[]*.

“Stockholders’ Committee” has the meaning set forth in Section 8.3(a).

“Stockholder Notice” has the meaning set forth in Section 5.5.

“Stockholder Representative” has the meaning set forth in Section 9.4(a).

“Subsidiary” means an entity for which an amount of the voting securities, other voting rights or voting partnership interests, which is sufficient to elect at least a majority of such entity’s board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which), is owned directly or indirectly by Target.

“Superior Proposal” has the meaning set forth in Section 5.12(d).

“Supporting Materials” has the meaning set forth in Section 5.19(e).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Takeover Proposal” has the meaning set forth in Section 5.12(b).

“Target” has the meaning set forth in the introductory paragraph.

“Target 401(k) Plans” has the meaning set forth in Section 5.9(d).

“Target Balance Sheet” has the meaning set forth in Section 2.5.

“Target Balance Sheet Date” means November 30, 2009.

“Target Capital Stock” means all shares of Common Stock (including all shares of Restricted Stock) and Series A Preferred Stock, issued and outstanding as of immediately prior to the Effective Time.

“Target Combo Product” means (a) []*.

“Target Completion Date” has the meaning set forth in Section 9.4(b).

“Target Determination” has the meaning set forth in Section 1.7(a)(viii)

“Target Disclosure Schedule” has the meaning set forth in Section 2.

“Target Employees” means all persons who were, immediately prior to the Effective Time, Employees of Target or any of its Subsidiaries.

“Target Financial Statements” has the meaning set forth in Section 2.5(a).

“Target IP Rights” has the meaning set forth in Section 2.10(a)(iv).

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

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“Target Lease” means that certain Office Services Agreement dated June 11, 2009 by and between Target and Regus Management Group, LLC, as subsequently renewed October 23, 2009, relating to the premises subject thereto located at Metro Gateway Center, 1840 Gateway Dr., Suite 200, San Mateo, CA, USA.

“Target Lease Liabilities” means all of Target’s liabilities concerning Target Lease as of the Effective Time including, without limitation, all accrued but unpaid lease payments at the Effective Time.

“Target Material Adverse Effect” means any change, event, occurrence, or state of facts that has caused, or is likely to result in, a change or effect that is materially adverse to the Current Target Business, or the assets and liabilities of Target and its Subsidiaries, taken as a whole; or adversely affects in any material respect, the ability of Target to consummate the transactions contemplated hereby, provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Target Material Adverse Effect:  (a) any change, effect, event, occurrence, state of facts or development relating to the United States economy or securities markets in general, (b) any adverse change, effect, event, occurrence, state of facts or development reasonably attributable to conditions affecting the industry in which Target participates, to the extent that the effects do not disproportionately impact Target compared to other entities in the industry in which Target operates, (c) any change, effect, event, occurrence, state of facts or development that arises out of or results from the announcement or pendency of this Agreement or any of the transactions contemplated by this Agreement (including any change, effect, event, occurrence, state of facts or development resulting from or relating to any litigation or any departure or loss of Employees or Consultants that arises from or by virtue of such announcement or pendency of this Agreement or any of the transactions contemplated by this Agreement), (d) any change, effect, event, occurrence, state of facts or development resulting from or relating to any change in laws or regulations applicable to Target after the date hereof that does not adversely affect Target in a materially disproportionate manner as compared to others in the industry in which Target operates, (e) any change, effect, event, occurrence, state of facts or development resulting from or relating to any change in GAAP and (f) any change, effect, event, occurrence, state of facts or development that arises out of or results from (i) any action or failure to act on the part of Target or any of its Subsidiaries that is expressly approved by Acquiror in writing or that is permitted or required by this Agreement, (ii) any action or failure to act on the part of any person acting or failing to act at the request or direction in writing of Acquiror or any Affiliate of Acquiror or (iii) any action or failure to act on the part of Acquiror or any Affiliate of Acquiror, and (g) any change,  effect, event, occurrence, state of facts or development that arises out of or results from to the extent resulting from the introduction, commercial success or trial results of, or action by any Governmental Entity with respect to, any product or Product (in each case of a person other than Target or any of its Subsidiaries) similar to or potentially competitive with any of Target Products.

“Target Option” means an option granted under the 2008 Stock Plan.

“Target Products” has the meaning set forth in Section 2.21(a).

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

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“Target Severance” means with respect to any Employee or Consultant terminated prior to the Effective Time, the following amounts: (a) any and all amounts of severance or termination pay and change in control payments and benefits to which such person is legally entitled by agreement or Target policy by virtue of the termination of his, her or its employment or consultancy at the Target, Acquiror or Merger Sub; (b) accrued vacation and sick time payments to which such person is legally entitled by virtue of the termination of his employment at Target, Acquiror or Merger Sub; (c) any and all amounts Target, Acquiror or Merger Sub is required to pay under COBRA benefits to which such individual is legally entitled by virtue of the termination of his employment at the Target, Acquiror or Merger Sub; (d) any 280G payments and (e) the employer portion of any and all Taxes paid or payable by any of Target, Acquiror or Merger Sub in respect of any amounts referred to in the foregoing clauses (a), (b), (c), (d) and (e) of this definition.

“Target Warrant” means a warrant to purchase Common Stock or Series A Preferred Stock.

“Tax” or “Taxes” (and, with correlative meaning “Taxable” and “Taxing”) shall mean taxes of any kind, levies or other like assessments, customs, duties, imposts, charges or fees, including income taxes, gross receipts, margin, profits, ad valorem, value added, excise, real or personal property, environmental, asset, sales, use, license, payroll, transaction, capital, net worth, alternative or add-on minimum, withholding, estimated, social security, utility, workers’ compensation, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer, stamp, registration and gains taxes or other governmental taxes imposed or payable to the United States, or any state, county, local or foreign government or subdivision or agency thereof, together with any interest, penalties or additions with respect thereto and any interest in respect of such additions or penalties.

“Tax Basket Amount” has the meaning set forth in Section 8.2(c)(iii).

“Tax Claim” has the meaning set forth in Section 8.2(c)(ii).

“Tax Return” shall mean any report, return, document, statement, election, disclosure, schedule, form, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, amended returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, statement, election, disclosure, schedule, form, declaration or other information.

“Taxing Authority” means any Governmental Entity responsible for the imposition of a Tax.

“Territory” has the meaning set forth in that certain License Agreement dated November 1, 2007 between Astellas Pharma Inc. and the Target as in effect from time to time following the Closing.

“Third-Party Claims” has the meaning set forth in Section 8.2(d).

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

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“Top Line Data” means the study data from a clean and locked data base that are available within 30 days of the date of a formally executed data-base lock memorandum.  Any such Top Line Data []*.

“Transactional Expenses” means all reasonable and documented fees and disbursements invoiced by legal counsel and other advisors to Target, its Subsidiaries, the Stockholder Committee and Target’s stockholders incurred by Target or any of its Subsidiaries in connection with the preparation, execution and consummation of this Agreement, the transactions contemplated hereby and the Closing.

“Upfront Payment” shall mean an amount, in cash, equal to:  (a) $92,500,000, plus the Estimated Closing Adjustment Amount.

“Upfront Per Share Price” means the quotient of (a) the sum of (i) the Net Upfront Payment plus (ii) the Option Exercise Price plus (iii) the Warrant Exercise Price divided by (b) the Closing Target Share Number.

“U.S.” means the United States of America and its possessions and territories.

“Warrant Exercise Price” means the total sum, for all shares of Target Capital Stock that are subject to all Target Warrants existing immediately prior to the Effective Time, of the exercise price per share of each such share of Target Capital Stock subject to any such Target Warrant.

*Confidential Treatment Requested.  Omitted portions filed with the Commission.

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